Exhibit 99(c)3

SUMMARY OF SALIENT FACTS

Common Property Name:	Robin Hill Business Park

Location:	75 Robin Hill Road
Goleta, Santa Barbara County, California

The site is located on the northerly terminus of Robin Hill Road at Lindmar Drive.

Property Description:	The property consists of a 4-building, 1-story multi-tenant office/R&D research and development facility containing 128,827 square feet of net rentable area on a 13.23-acre parcel of land.

Assessor’s Parcel Number:	073-050-041

Interest Appraised:	Leased Fee Estate

Date of Value:	February 2, 2004

Date of Inspection:	February 2, 2004

Ownership:	Applied Magnetics Corporation

Occupancy:

The subject property is 100.0 percent occupied by an affiliate of the owner and two additional tenants. The major tenant, Innovative Micro Technology, is affiliated with the building owner, Applied Magnetics Corporation.

Current Property Taxes

Total Assessment:	$11,371,477

2003/2004 Property Taxes:	$131,461

Highest and Best Use

If Vacant:	To hold for future development of a research and development project

As Improved:	The existing R&D use

Site & Improvements

Zoning:	MRP, Manufacturing Research Park

Land Area:	13.23 gross acres

13.23 net acres

576,299 net square feet

Number of Stories:	1

Year Built:	Circa 1960 with additions circa 1970

Type of Construction:	Concrete block, wood framed, and metal

Gross Building Area:	128,827 square feet

Net Rentable Area:	128,827 square feet

Percentage of Office/Lab Space:	90%

Clear Ceiling Height:	14-16 feet

VALUE INDICATORS

Land Value:

Indicated Value:	$8,600,000

Per Square Foot:	$14.92

Per Acre:	$650,038

Cost Approach:

Indicated Value:	$19,200,000

Per Square Foot (NRA):	$149.04

Sales Comparison Approach:

Indicated Value:	$19,300,000

Per Square Foot (NRA):	$149.81

Income Capitalization Approach

Direct Capitalization

Net Operating Income:	$1,841,587

Capitalization Rate:	9.00%

Indicated Value:	$20,500,000

FINAL VALUE CONCLUSION

Market Value As Is Leased Fee:	$20,000,000

Per Square Foot (NRA):	$155.25

Exposure Time:	12 months

Marketing Time:	12 months

INSURABLE VALUE	$30,200,000

Extraordinary Assumptions and Hypothetical Conditions

Extraordinary Assumptions

An extraordinary assumption is defined by the Uniform Standards of Professional Appraisal Practice as “an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.”

The majority of the subject property is currently occupied by the owner, Innovative Micro Technology (IMT). At the request of the client, this appraisal assumes a new 15-year lease is signed by a new ownership entity and the current occupant, IMT, at a rental rate of $14.40 per square foot annually on a triple net basis.

The building areas were provided by the rent roll and leases. We were not provided with building plans.

The property has a history of manufacturing uses. We did not review an environmental site assessment. For purposes of this appraisal, we have assumed soils and groundwater are free of contamination.

Hypothetical Conditions

A hypothetical condition is defined by the Uniform Standards of Professional Appraisal Practice as “that which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.”

This appraisal employs no hypothetical conditions.

SUBJECT PHOTOGRAPHS

View northwesterly of the property

View northerly of the property, taken from Robin Hill Road

View northwesterly of main building

Rear view easterly of property, taken from subject parking lot

View of owner-occupied ancillary metal building

View of tenant-occupied ancillary metal building

Interior view of office area

Interior view of lab space/clean room.

View northerly along Robin Hill Road at the subject

View easterly along Lindmar Drive with the subject out of photo at left

VALUATION SERVICES

TABLE OF CONTENTS

INTRODUCTION	1

REGIONAL ANALYSIS	6

LOCAL AREA ANALYSIS	10

OFFICE/R&D MARKET ANALYSIS	14

SITE DESCRIPTION	17

IMPROVEMENTS DESCRIPTION	19

REAL PROPERTY TAXES AND ASSESSMENTS	23

ZONING	24

HIGHEST AND BEST USE	25

VALUATION PROCESS	27

SALES COMPARISON APPROACH	36

INCOME CAPITALIZATION APPROACH	43

RECONCILIATION AND FINAL VALUE OPINION	52

ASSUMPTIONS AND LIMITING CONDITIONS	54

CERTIFICATION OF APPRAISAL	57

ADDENDA	58

INTRODUCTION

Identification of Property

Common Property Name:	Robin Hill Business Park

Location:	75 Robin Hill Road
Goleta, Santa Barbara County, California

The site is located on the northerly terminus of Robin Hill Road at Lindmar Drive.

Property Description:	The property consists of a 4-building, 1-story multi-tenant research and development office/R&D facility containing 128,827 square feet of net rentable area on a 13.23-acre parcel of land.

Assessor’s Parcel Number:	073-050-041

Property Ownership and Recent History

Current Ownership:	Applied Magnetics Corporation

Sale History:

The subject property was originally developed circa 1960. The property was reportedly acquired by an affiliate of the current owner in 1966 for undisclosed terms. Additional structures and building expansions were completed during the 1970’s. A clean room was added in 1994 and 1998 at a reported cost of $25.5 million.

Applied Magnetics Corporation filed for bankruptcy in January 2000, and transfers recorded in November 1999 were reportedly not open market. In 2002, the company emerged from bankruptcy as Innovative Micro Technology, a producer of micro-electromechanical systems, or micromachines (MEMS). To the best of our knowledge, the property has not transferred within the past three years.

The property is currently 100 percent occupied by three tenants, with the major tenant being the property owner. At the request of the client, we have assumed that a new ownership entity signs a new 15-year lease with the major tenant, Innovative Micro Technology.

Current Disposition:	To the best of our knowledge, the property is not under contract of sale, nor is it being marketed for sale.

Intended Use and Users of the Appraisal

This appraisal is intended to provide an opinion of the market value of the leased fee interest in the property for the exclusive use of Morgan Stanley in evaluating potential financing. All other uses and users are unintended, unless specifically stated in the letter of transmittal.

Dates of Inspection and Valuation

The value conclusion reported herein is as of February 2, 2004. The property was inspected on February 2, 2004 by Craig D. Tilson, MAI.

Property Rights Appraised

Leased Fee Interest.

Scope of the Appraisal

This is a complete appraisal presented in a self-contained report, intended to comply with the reporting requirements set forth under the Uniform Standards of Professional Appraisal Practice(USPAP) for a Self-Contained Appraisal Report.

In addition, the report was also prepared to conform to the requirements of the Code of Professional Ethics of the Appraisal Institute and the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), Title XI Regulations.

In preparation of this appraisal, we investigated numerous vacant land and improved sales in the subject’s market, and considered the input of buyers, sellers, brokers, property developers and public officials. Additionally, we investigated the general regional economy as well as the specifics of the local area of the subject.

The scope of this appraisal required collecting primary and secondary data relative to the subject property. The depth of the analysis is intended to be appropriate in relation to the significance of the appraisal issues as presented herein. The data have been analyzed and confirmed with sources believed to be reliable, whenever possible, leading to the value conclusions set forth in this report. In the context of completing this report, we have made a physical inspection of the subject property and the improved sales and rental comparables. The valuation process involved utilizing generally accepted market-derived methods and procedures considered appropriate tothe assignment.

This appraisal employs all three typical approaches to value: the Cost Approach, the Sales Comparison Approach and the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that all approaches would be considered meaningful and applicable in developing a credible value conclusion.

Definitions of Value, Interest Appraised and Other Terms

The following definitions of pertinent terms are taken from the Dictionary of Real Estate Appraisal, Fourth Edition (2002), published by the Appraisal Institute, as well as other sources.

Market Value

Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. A current economic definition agreed upon by agencies that regulate federal financial institutions in the United States of America follows, taken from the glossary of the Uniform Standards of Professional Appraisal Practice of TheAppraisal Foundation:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1.               Buyer and seller are typically motivated;

2.               Both parties are well informed or well advised, and acting in what they consider their own best interests;

3.               A reasonable time is allowed for exposure in the open market;

4.               Payment is made in terms of cash in US dollars or in terms of financial arrangements comparable thereto; and

5.               The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Fee Simple Estate

Absolute ownership unencumbered by any other interest or estate, subject to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

Leased Fee Estate

An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

Leasehold Estate

The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.

Market Rent

The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations; the lessee and lessor each acting prudently and knowledgeably, and assuming consummation of a lease contract as of a specified date and the passing of the leasehold from lessor to lessee under conditions whereby:

1.               Lessee and lessor are typically motivated;

2.               Both parties are well informed or well advised, and acting in what they consider their best interests;

3.               A reasonable time is allowed for exposure in the open market;

4.               The rent payment is made in terms of cash in United States dollars, and is expressed as an amount per time period consistent with payment schedule of the lease contract;

5.               The rental amount represents the normal consideration for the property leased unaffected by special fees or concessions granted by anyone associated with the transaction.

Cash Equivalent

A price expressed in terms of cash, as distinguished from a price expressed totally or partly in terms of the face amounts of notes or other securities that cannot be sold at their face amounts.

Market Value As Is on Appraisal Date

The value of specific ownership rights of an identified parcel of real estate as of the effective date of the appraisal; related to what physically exists and excludes all assumptions concerning hypothetical conditions.

Prospective Value Upon Completion of Construction

The value of a property on the date that construction is completed, based on market conditions projected to exist as of that completion date. This value is not the market value as of a specified future date, but rather is a projected value based on assumptions that may or may not occur. This value factors in all costs associated to lease-up the property to stabilized occupancy.

Prospective Value Upon Stabilized Occupancy

The value of a property at a point in time when all improvements have been physically constructed and the property has been leased to its optimum level of long term occupancy. At such point, all capital outlays for tenant improvements, leasing commissions, marketing costs, and other carrying charges are assumed to have been incurred.

Exposure Time and Marketing Time

Exposure Time

Under Paragraph 3 of the Definition of Market Value, the value opinion presumes that “A reasonable time is allowed for exposure in the open market”. Exposure time is defined as the length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

The reasonable exposure period is a function of price, time and use. It is not an isolated opinion of time alone. Exposure time is different for various types of real estate and under various market conditions. As noted above, exposure time is always presumed to precede the effective date of appraisal. It is the length of time the property would have been offered prior to a hypothetical market value sale on the effective date of appraisal. It is a retrospective opinion based on an analysis of recent past events, assuming a competitive and open market. It assumes not only adequate, sufficient and reasonable time but adequate, sufficient and a reasonable marketing effort. Exposure time and conclusion of value are therefore interrelated.

Based on our review of national investor surveys, discussions with market participants and information gathered during the sales verification process, a reasonable exposure time for the subject property at the value concluded within this report would have been approximately twelve (12) months. This assumes an active and professional marketing plan would have been employed by the current owner.

Marketing Time

Marketing time is an opinion of the time that might be required to sell a real property interest at the appraised value. Marketing time is presumed to start on the effective date of the appraisal and take place subsequent to the effective date of the appraisal. The opinion of marketing time uses some of the same data analyzed in the process of estimating reasonable exposure time and it is not intended to be a prediction of a date of sale.

We believe, based on the assumptions employed in our analysis, as well as our selection of investment parameters for the subject, that our value conclusion represents a price achievable within twelve (12) months.

Legal Description

We were not provided with the complete legal description. The subject site is identified by the Santa Barbara County Assessor as Assessor’s Parcel Numbers 073-050-041. The legal description may be summarized as a Parcel B, a portion of the Rancho Los dos Pueblos, in the City of Goleta, County of Santa Barbara, State of California, as per map recorded in Book 22, page 10 of Parcel Maps, in the Office of the County Recorder of said county.

California, United States

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REGIONAL ANALYSIS

The subject property is located in Santa Barbara County, California

Location

Santa Barbara County is located in the central coast portion of the State of California, and is bounded on the north by San Luis Obispo County, on the east by Ventura County, and on the south and west by the Pacific Ocean. The County of Santa Barbara is one of three counties which make up what is commonly referred to as the Tri-county area. The other two counties are San Luis Obispo County and Ventura County. The County of Santa Barbara is located approximately 330 miles south of San Francisco and 100 miles north of Los Angeles.

Santa Barbara County comprises approximately 2,774 square miles, approximately 44 percent of which is covered by the undeveloped Los Padres National Forest. The Santa Ynez mountains extend through the length of the County. The State of California maintains several state parks, beaches and reserves within the county, as does the County of Santa Barbara. Most of these recreation areas are situated along the coastline, on the southerly and westerly sides of the county. Due to the extensive coastline exposure, the climate is generally mild, particularly when compared to a large portion of the Los Angeles basin which is influenced by the desert.

Population

The population of Santa Barbara is considered to be well educated, as over 80 percent have a high school diploma and over 26 percent have a college or graduate degree. These rates are slightly higher than the similar statistics for the state. Historically, the population within the county has grown at a steady rate, as evidenced by the following table which illustrates population growth trends for Santa Barbara County.

POPULATION GROWTH TRENDS

Santa Barbara County, California

	Population	Annual Increase
1970	265,400	—
1980	300,200	1.2%
1990	370,300	2.1%
2000	399,347	0.8%
2002	411,205	1.5%
2007 Proj.	437,697	1.3%

Santa Barbara County had a 2002 population of 411,205, up from 399,247 as of 2000. As indicated on the chart, much of the population growth within the County of Santa Barbara occurred between 1980 and 1990. During this time, the population grew by approximately 2.1 percent annually. Further, population growth declined substantially during the 1990’s. While net migrations during this period were positive, the rate has slowed considerably. Moderate population growth is projected through 2007.

The majority of the population gains in the county have taken place in the northern portion of the county, particularly in and around the City of Santa Maria, while growth in the south county area has slowed. The main reason for the increased growth in the north county areas is the availability of affordable housing and jobs. Forecasts, however, indicate that population growth within the county may slow somewhat in the coming years due to the strong no- and slow-growth ordinances throughout the county.

Regional Economy

Services (primarily tourism), retail trade, and manufacturing constitute the largest groups of employers in Santa Barbara County. Other employment categories include finance, insurance and real estate; construction, agriculture, transportation/utilities, and mining.

The University of California at Santa Barbara is listed as the largest employer in the County. Vandenberg Air Force Base (ranked second,) is estimated to have a local economic impact of over $400 million, including approximately 17,700 jobs created both on and off base by its presence. Vandenberg AFB is the site of all military, NASA and commercial space launches from the west coast of the United States. The avalanche of commercial satellite and space activities at Vandenberg AFB reflects an emerging industry in Santa Barbara County. More commercial launch operations, rather than government launches at Vandenberg are projected to occur in the years to come.

Tourism remains a major industry in the coastal Santa Barbara community. The continued optimism about the California economy has stimulated more travel, which is largely responsible for the projected increases in Santa Barbara tourism. Most of tourist spending is on accommodations, food and transportation. Hotel/motel occupancy rates on the South Coast of Santa Barbara are among the highest in California and are projected to remain strong.

Retail sales in Santa Barbara County were flat during the early 1990’s, due to the recession. Forecasts show a continued increase in retail sales during the coming year. Retail sales are also projected to grow over the next decade; however, the rate of growth is relatively modest.

As a result of its desirable coastal location, Santa Barbara’s home prices have continued to rise. The median sales price of a single-family home in Northern Santa Barbara County was $298,000 in 2003, a 16 percent increase over the prior year’s median. Southern Santa Barbara County, which includes Goleta, Santa Barbara and Montecito, saw the median home price rise to $865,000 in 2003, up 12 percent from $772,000 in 2002. Thus, housing affordability in Santa Barbara is a legitimate concern for both employers and employees.

In terms of construction, Santa Barbara County has recorded increases in new residential permits. Nevertheless, a strong slow-growth movement has placed limits on new development. This growth tendency is reflective of an economic recovery in place for the County.

Employment Trends

The following table summarizes employment trends in Santa Barbara County since 1990.

REGIONAL ANALYSIS

EMPLOYMENT TRENDS

Santa Barbara County

Year End	Labor Force	Employment	Unemployment Rate
1990	193,008	183,826	5.0%
1995	190,300	178,000	6.5%
2000	202,500	194,800	3.8%
2003	210,700	201,500	4.3%

As indicated in the above table the unemployment rate in the county has generally increased since the early 1990’s. The most recent employment figures are evidence of the recovery in place. Future projections indicate a continued modest increase in employment for the county.

Transportation

Transportation within the county is dominated by public roadways. The primary roadway extending through the county is U.S. Highway 101. This four- to six-lane freeway extends north generally through the coastal areas of California to the Oregon Border. North of the subject, it connects to the cities of Santa Maria, San Luis Obispo, and San Francisco. South of the subject area, U.S. Highway 101 extends through the City of Ventura, then continues south to the Los Angeles area and civic center.

State Highway 1 (Pacific Coast Highway) also runs in a generally northerly and southerly direction along the California coastal region. It is a two-lane highway which occasionally merges with or crosses U.S. Highway 101.

East/west routes in the county include State Highways 166, 246, and 154. All three are primarily two-lane mountain roads. Highway 166 runs in an easterly direction from U.S. Highway 101, starting at Santa Maria and crossing the coast mountain range, eventually connecting with Interstate 5 in the San Joaquin Valley. State Highway 246 runs in an easterly direction from Vandenberg Air Force Base, and connects with State Highway 154 extending through the coastal foothills. Excepting Highway 101, which runs east/west in the vicinity of Santa Barbara, east/west access to and from Santa Barbara County is limited.

Santa Barbara Municipal Airport is located approximately eight miles northwest of the City of Santa Barbara in Goleta. This airport is served by American Airlines, American Eagle, United Airlines, United Express, US Air Express and Skywest. In addition, the north county area is served by the Santa Maria Public Airport. This airport is served by Delta Connection, American Eagle and United Express. Bus service is provided to the county by Greyhound Bus Lines. Southern Pacific maintains a rail through the county, and Amtrak has a station in the City of Santa Barbara. Truck transportation is available throughout the county with UPS and all major trucking lines.

Education

The County of Santa Barbara is served by a variety of educational institutions. In addition to a balanced mix of elementary, junior high, and senior high schools, the county also enjoys the presence of the University of California at Santa Barbara (UCSB), University of Santa Barbara, Westmount College and Santa Barbara City College.

State Water Project

The County of Santa Barbara has had a historical problem with the quality and quantity of available water supply. The primary sources of water for the county consists of Lake Cachuma and ground water. During the height of the drought of 1990, emergency rationing measures were enacted throughout the county. These programs included rate increases (that tripled water rates,) and the installation of mandatory rationing devices on all plumbing fixtures. These emergency measures were lifted in 1992, when the rains raised the water level of LakeCachuma to normal. However, the drought demonstrated that Lake Cachuma, the main water supply for the south county area, is inadequate, which put pressure on the city and county to find an alternative water source. Five alternative sources were reviewed. These include Canadian Glacier tankering, accessing the State Water Project, enlarging Lake Cachuma, distillation or desalination. The City of Santa Barbara chose desalination and had a desalination plant built near East Beach. In addition, the county has elected to proceed with the accessing of the state water supply. Previously, the County declined to participate in the State water supply system, to restrain population growth.

The State Water Project originates north of the Sacramento-San Joaquin Delta and encompasses a complex system of reservoirs, pumping plants, power plants, canals and tunnels. The 143-mile aqueduct system was completed in 1997. The construction of the Coastal Branch cost $642 million. Most of this cost was incurred by the construction of a water treatment plant and pipeline transmission system in San Luis Obispo County. Approximately $100 million in direct project costs was spent in Santa Barbara County, primarily on buried pipeline, two pumping plants, and a number of water storage tanks.

With the completion of the state water project, the Lake Cachuma water level will no longer be determined exclusively by rainfall. Deliveries of state water will help to fill the lake during future drought years.

Conclusions

Santa Barbara County is characterized by its scenic central coast location, favorable demographic base and relatively close proximity to the Los Angeles area. However, the area has a strong slow-growth sentiment. The County’s growth is projected to continue at a slow rate, and the regional economy is expected to continue to improve in the areas of tourism and retail trade. The short and long term outlook for Santa Barbara County appears positive.

The imposition of restrictive development ordinances in the county has ad the effect of limiting the supply of new development and creating an environment of managed growth. This element has created a stable real estate market with steady demand and limited vacancy.

Long term, it is the contention of most economists that the region will grow at a moderate pace. The outlook for the county is favorable. Technology and research & development were impacted by the recent recession, but continue as major employment areas. Additional residential construction, strong tourism and low unemployment indicate a healthy economy. As the economic recovery in Santa Barbara County progresses, the subject property should benefit from its location within this region.

LOCAL AREA ANALYSIS

Location

The property is located in Santa Barbara County, within the City of Goleta. Goleta was recently incorporated in 2002. The city is bordered by the Los Padres National Forest to the north, the City of Santa Barbara to the east, the Pacific Ocean to the south, and the Isla Vista area to the west.

The greater Santa Barbara area is known as a popular retreat for artists, celebrities and vacationers. The areas surrounding Goleta and Santa Barbara are largely characterized as rural with low population, situated within a scenic mountain range and coastline setting. While Santa Barbara is adjacent, the nearest major cities are Ventura and Oxnard in Ventura County approximately 35 miles southeast of Goleta. The City of Los Angeles is approximately 100 miles southeast of Goleta.

Much of the development in the Goleta Valley during the late 1950’s and 1960’s were residential subdivisions. Goleta served as a bedroom community for Santa Barbara. Subsequently, there has been considerable commercial and light industrial development in Goleta. Much of that development has been business parks occupied by electronics and aerospace firms which include some of the largest employers in Santa Barbara County.

The availability of water has impacted development in and around Goleta. State water became available in 1997; however, new commercial development is impacted by high fees imposed.

The City of Goleta incorporated recently in 2002, in part to control development growth.

Population

The following chart provides pertinent information regarding the historical and projected population levels for the city.

Goleta
Population Trends

Year	Population	% Change
2000	55,204	—
2002	56,908	1.5%
2007 (Proj.)	60,725	1.3%

As noted by this data, the City of Goleta (previously the Goleta Valley) has shown modest increases in population growth during the current decade. Projections indicate continued modest growth in population through 2007.

The population is relatively affluent, with a 2002 median household income of $68,225, and an average household income of $88,092.

The city has some undeveloped land for future growth, but is generally in a stable phase of its life cycle. Future growth is also limited by anti-growth measures, including a development moratorium and relatively high development fees. The development moratorium is slated to expire in February 2004, but restrictions on traffic volume increases serve to limit new construction. The city’s proposed General Plan is not expected to be completed for another 18 months to two years. Also, much of the City falls under the jurisdiction of the California Coastal Commission. Generally, proposed projects within five miles of the coastline, including those within the subject’s area, are subject to a design review by the State Coastal Commission.

Employment

Development and growth of the University of California at Santa Barbara, nearby Vandenberg Air Force Base, and the attraction of research and development industries provided the primary impetus of Goleta starting in the 1960’s.

Major employers in the area are listed below.

Employer	Type of Business	Employees
UC Santa Barbara	Education	9,175
Raytheon	Electronics	1,700
Goleta Union School	Education	646
Hendry Mechanical	Telephone framework	600
Deverueux Foundation	Education	500
Costco*	Retail/wholesale	470
Kmart*	Department store	289
Digital Instruments	Microscope manufacturer	275
Goleta Valley Hospital	Healthcare	271
Medtronics PS	Medical manufacturer	225

* Includes employees from both Goleta and Santa Maria

A majority of employers provide either administrative, executive, professional, or service-oriented jobs. Thus, a majority of the employees in this area are white collar workers. There are few machinists or laborers residing in the city. The largest employer in the county is the University of California at Santa Barbara with 9,175 faculty, staff and student workers.

The Goleta Valley, similar to the greater Southern California area, felt the impact of the recent recession, which was amplified by the contraction of several major industries.

The economic make up of Goleta has undergone significant change over the past ten years. Where once the primary industries tended to be companies with large government contracts, the area has now grown to become a center for development of compute software, health technologies, and information exchange.

Over the long term, the Goleta economy is judged to be fairly strong. The mild climate and picturesque setting found in the area have created demand for all types of real estate. Based in part on current growth restrictions, demand for retail, office, R&D, and light industrial space in Goleta should continue to push the controlled supply.

Transportation

Access to the subject area is provided by both surface and freeway arterials. U.S. Highway 101 bisects Goleta in an east/west direction, before it veers south to Los Angeles. U.S. 101 is the only freeway passing through Goleta and Santa Barbara, and is the primary coastal route between Southern and Northern California. This freeway provides north/south access from downtown Los Angeles to San Francisco. Traffic flow on this freeway is heavy, especially at peak commuting hours and during holidays. Hollister Avenue is the primary east/west surface route, running parallel to U.S. 101.

Like most areas of Southern California, the overwhelming majority of residents own automobiles; however the relatively high percentage of households without cars reflects the number of students at UCSB without cars.

Information from Claritas Inc. suggests that over 70 percent of workers travel alone to work via private automobile. Additional information provided by Claritas indicates that more than 85 percent of the population commutes less than one-half hour to work, and more than 95 percent commute less than an hour. The average travel time is estimated to be slightly more than 15 minutes.

Air transportation is provided primarily by Santa Barbara Municipal Airport, which can accommodate private and commuter aircraft but not large jets. Passenger rail service is provided by Amtrak, with freight service provided by Southern Pacific. The deep water port at Port Hueneme is located about 25 miles south of Santa Barbara in Ventura County.

Surroundings

The subject property is located on Robin Hill Road, north of Hollister Avenue. The neighborhood is characterized as primarily R&D and office uses, as well as some light industrial, collegiate and retail uses. Single family residential areas are situated primarily southwest in the community of Isla Vista or north of U.S. Highway 101. Immediately south of Hollister Avenue and the subject area are wetlands and the Santa Barbara Municipal Airport. Also to the south is the University of California at Santa Barbara. Further south is the Pacific Ocean.

The subject neighborhood is considered to be a mature R&D/business park neighborhood just south of the U.S. 101 Freeway. The neighborhood appears to be approximately 75 percent developed with some vacant land intermingled. The developed portions are estimated to include approximately 20 percent R&D/industrial uses, 15 percent office uses, 30 percent airport and university related uses, 15 percent retail and 20 percent residential uses on the outskirts. The immediate area is largely developed, and we observed only one renovation project underway at 6300 Hollister Avenue during our inspection of the area. The improvements in this area are of mixed ages but are well maintained. Overall, the neighborhood is in a stable phase of its life cycle with some vacant land available for limited future growth.

Conclusions

The subject property is located in the City of Goleta within a business park environment. Goleta is generally characterized as a residential community with R&D pockets near the Pacific Ocean. The subject’s location within a business park area is considered to be a positive factor. Overall, the near-term outlook for this area is favorable, and it should only improve within the context of an economic expansion for all of Southern California.

The Goleta area is considered to be a desirable area in which to live and work. The subject area is largely developed and in a stable phase of its life cycle. It is our opinion that the subject area will continue to represent a viable option for companies looking for a convenient suburban location near the residential areas of Goleta and Santa Barbara. As the economic recovery proceeds, we anticipate that real property values in the subject area should increase.

Goleta, California, United States

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OFFICE/R&D MARKET ANALYSIS

Santa Barbara South Coast Office/R&D Market

The Santa Barbara South Coast metropolitan market area can be divided into three submarkets. These areas include the City of Carpinteria, the City of Santa Barbara, and Goleta.

Corporate downsizings and consolidations observed in the market over the past three years have manifested a general softness in the leasing market in Southern Santa Barbara County. Available commercial spaces for lease has increased 13 percent since the beginning of 2003 to 1.44 million square feet.

Available space is currently at the highest level since records have been kept in Goleta. Nevertheless, vacancy rates are typically lower in the South Coast than in other metropolitan areas in California, including Los Angeles.

Combined commercial, office and industrial space within the Santa Barbara South Coast totals 19,975,000 square feet as of 2003. While higher than typical, the total available space of 1.44 million square feet results in an overall vacancy rate of just 7.2 percent.

Office/R&D/Industrial Vacancy

Santa Barbara South Coast

(square feet in 000’s)

Submarket	Inventory	Vacant SF	Vacancy Rate
Carpinteria	1,775	221.7	12.5%
Goleta	8,400	730.6	8.7%
Santa Barbara	9,800	488.8	5.0%
Total South Coast	19,975	1,441.1	7.2%

Given current market conditions and restrictions on construction, new development remains scarce on the South Coast, and should remain so for the indefinite future.

While lease rates have begun to soften, low mortgage interest rates are continuing to entice both owner-users and investors to purchase buildings.

Goleta Office/R&D Submarket

The Goleta Valley has become the location of choice for medium to large sized office/R&D and industrial users expanding in Santa Barbara County. The combination of quality commercial development, its close proximity to Santa Barbara, the University of California at Santa Barbara, a convenient airport, new shopping, a highly skilled labor force, reasonable rental rates and a high quality of life continue to draw both companies and employees to the area.

From the 1950’s through the 1980’s, the Goleta Valley was dominated by defense companies including Delco, Raytheon and SBRC. More recently, there has been a significant tenant diversification into industries including medical products, software, semiconductors, networking and communication devices, telecom, computer products, scientific instruments and electronics. The current inventory of 8.4 million square feet has remained stable over the past three years.

The tech meltdown in the early 2000’s contributed to some consolidations and corporate downsizings within Goleta. Raytheon downsized and vacated 242,000 square feet in 1999. The bankruptcy of Applied Magnetics placed 106,000 square feet on the market in 2000. Ericsson vacated 86,000 square feet, but Indigo Systems released this space in 2003. As a result, vacancies have increased to a recent high of 730,600 square feet, indicating an 8.7 percent vacancy rate.

Historic Office/R&D/Industrial Vacancy and Absorption

Goleta

(square feet in 000’s)

Year Ending	2000	2001	2002	2003
Inventory	8,400	8,400	8,400	8,400
Vacancy Rate	1.3%	7.0%	6.4%	8.7%
Net Absorption	465	(474)	51	(197)

Source: Radius Group

Net absorption in the Goleta Valley has been sporadic over the past three years and was negative during 2003. The vacancy rate for Goleta is now higher than during the recession of the early 1990’s. Nevertheless, owner-users and investors continue to acquire R&D facilities. Absorption is expected to create a balanced market over the next two years.

The average effective rental rate for all properties increased during the late 1990’s but has begun to stabilize or decrease recently.

Historic Office/Industrial Monthly Rental Rates

Goleta

Year Ending	2000	2001	2002	2003
Avg. Office Rent*	$1.75	$1.85	$1.68	$1.67
Avg. Industrial Rent*	$1.13	$1.27	$1.40	$1.31

* Gross rental rates Per Square Foot include net rents plus triple net charges.

Generally, leases are written on a triple net basis with anticipated monthly tenant expenses of $0.15 to $0.35 per square foot.

Leasing Costs

Tenant improvement allowances are found most commonly on new or shell buildings. In these cases, the allowance tends to run from $25 to $35 per square foot. New leases of existing buildings offer varying TI allowances from zero to $15 per square foot. Renewal TI’s are typically nominal, from zero to $7.50 per square foot.

At this time, rental concessions are also nominal. Typical second generation lease terms involve a five-year term, and tenant improvements of $10.00 to $20,00, say $15.00 per square foot. Renewal TI’s are estimated at $5.00 per square foot for paint and carpeting.

Leasing commissions are typically four to six percent, say five percent of the aggregate rent for new tenants, and 2.5 percent for renewals.

Under Construction/Proposed

As a result of declining rental rates and slow growth initiatives, speculative construction is limited. At present, the Fairview Corporate Center is being developed by ORIX Equity Development of Chicago on a portion of the old Airport Plaza Shopping Center. Completion is scheduled for Spring 2004, and Yardi Systems will occupy the 72,000 square foot development.

Expansion of the Sares-Regis Group’s Cabrillo Business Park has been on hold for two years, while city officials have promised to hire an environmental consultant to review the project’s supplemental environmental impact report. Plans for expansion of the park, located on 92 acres along Hollister Avenue, call for a total of 630,000 square feet of R&D and industrial space to be built over the next ten to 15 years.

A development moratorium in place in Goleta is due to expire in February 2004, and an interim General Plan will likely be drafted in March 2004. However, new development will be limited by traffic mitigation measures. Further, new construction may be infeasible, given current market conditions.

Limited speculative construction should balance supply with demand in the coming two years. The vacancy rate should begin to stabilize. Effective rental rates for all product should stabilize as well.

Conclusions

During the last two years, market conditions have slowed in conjunction with a weaker regional and national economy. Leasing activity has also slowed, although sales activity, particularly to owner-users, has remained strong. Nevertheless, the local market conditions have remained tight when compared to other markets in Southern California. Relatively limited new construction has helped maintain occupancy levels in the market. The Goleta office/R&D/industrial submarket has an 8.7 percent vacancy rate, while the greater Santa Barbara South Coast market has a 7.2 percent vacancy rate.

Local brokers indicate that activity among prospective tenants has been slow recently, although the owner-user and investor market remains strong. This activity has assisted in supporting rents in the Goleta submarket, albeit slightly below their peak levels two years ago. Rent levels and prices should stabilize or increase during the economic recovery.

Overall, the Goleta market has remained stable. While housing affordability remains a concern for employers and employees, the general market outlook appears to be one of optimism. The long-term outlook is considered positive. The relatively limited new construction should lead to stabilized vacancy rates and increases in rental rates and local property values over the projected holding period.

SITE DESCRIPTION

Location:	75 Robin Hill Road
Goleta, Santa Barbara County, California

The site is located on the northerly terminus of Robin Hill Road at Lindmar Drive.

Shape:	Nearly rectangular

Topography:	Generally level at street grade

Land Area:	13.23 gross acres
13.23 net acres
576,299 square feet

Frontage, Access, Visibility:	Minimal frontage at the northern terminus of Robin Hill Road, average visibility and good access

Soil Conditions:

We did not receive nor review a soil report. However, we assume that the soil’s load-bearing capacity is sufficient to support existing structures. We did not observe any evidence to the contrary during our physical inspection of the property. Drainage appears to be adequate.

Utilities:	All the usual and necessary utilities are available to the site.

On-site transformers provide superadequate power from 16,000 volts down to 120 volts.

Site Improvements:	The site improvements include asphalt paved parking areas, concrete paved loading area, signage, landscaping, yard lighting and drainage.

Land Use Restrictions:

We were not given a title report to review. We do not know of any easements, encroachments, or restrictions that would adversely affect the site’s use. However, we recommend a title search to determine whether any adverse conditions exist.

Flood Map:	National Flood Insurance Rate Map Community Panel Number 060331 0740D, dated September 5, 1990

Flood Zone:	Zone A3, Area inundated by 100-year flooding

Wetlands:

We were not given a Wetlands survey. If subsequent engineering data reveal the presence of regulated wetlands, it could materially affect property value. We recommend a wetlands survey by a competent engineering firm.

Seismic Hazard:

The site is not located in a Special Study Zone as established by California’s Alquist-Priolo Geological Hazards Act. However, most areas of Southern California are subject to tremors of various magnitudes.

Hazardous Substances:

We observed some evidence of toxic or hazardous substances during our inspection of the site, including the manufacturing of MEMS utilizing etching and wet plating processes. Also, a portion of the site is utilized for school bus storage. We did not review an environmental site assessment. For purposes of this appraisal, we assume that soils and groundwater are free of contamination. However, we are not trained to perform technical environmental inspections and recommend the services of a professional engineer for this purpose.

Overall Functionality:	The subject site is functional for its current use.

IMPROVEMENTS DESCRIPTION

The following description of improvements is based upon our physical inspection of the improvements along with our discussions with the building manager.

General Description

Year Built:	Circa 1960; additions circa 1970

Number of Buildings:	4

Number of Stories:	1

Land To Building Ratio:	4.47 to 1

Gross Building Area

Primary R&D “A”:	106,708 square feet

Rear R&D “B”:	16,285 square feet

Metal Building “C”:	3,000 square feet

Metal Storage “D”:	2,834 square feet

Total:	128,827 square feet

Net Rentable Area:	128,827 square feet

Construction Detail

Basic Construction:	Concrete block, wood framed, and metal

Foundation:	Poured concrete slab

Framing:	Masonry, wood framed, and two metal buildings

Percent of Office/Lab Space:	90%

Percent Air Conditioned:	90%

Clear Ceiling Height:	14-16 feet in lab areas

Loading Doors:	Ground level

Floors:	Concrete poured.

Exterior Walls:	The primary R&D building is concrete block and wood framed; the rear building is wood framed stucco; two ancillary structures are metal.

Roof Cover:	Flat roofing system consisting of built-up assemblies with tar and gravel cover.

Windows:	The limited windows in the office area are glass windows in aluminum frames.

Pedestrian Doors:	Glass in aluminum frames; wood.

Mechanical Detail

Cooling:

The primary buildings are cooled by roof-mounted package HVAC units. Cooling is distributed to the buildings through an integrated duct network with individual controls. The storage area is not air-conditioned.

Plumbing:

The plumbing system is assumed to be adequate for existing use and in compliance with local law and building codes. The plumbing system is typical of other office/R&D properties in the area. The subject clean room provides for humidity control and deionized water. Adequate rest rooms for men and women are situated throughout the primary buildings.

Electrical Service:	Electricity for the buildings are obtained through approximately 20 on-site transformers. Superadequate power of 1.3 megawatts is broken down from 16,000 volts, to 4,160 volts, to 480/120 volts.

Elevator Service:	The building does not contain elevators.

Fire Protection:	The primary building is sprinklered. The clean room also has CO2 fire suppressant systems.

Security:	Perimeter fencing and exterior lighting.

Interior Detail

Layout:

The subject property is a 4-building complex. The two primary buildings house office, R&D, and MEMS manufacturing operations with a 30,000 square foot clean room, as well as administrative offices, shipping/receiving and a machine shop. The clean room has environmental equipment situated adjacent the building. Two ancillary metal buildings are used for shop space and storage.

Floor Covering:	The lab areas contain sealed concrete, resilient and tile floors. The office areas have floors that are ceramic tile, carpet or resilient tile.

Walls:	The lab areas have concrete block and wood framed walls. The office areas have walls that are sheetrock.
Ceilings:	The ceilings in the office areas are acoustical tile. The storage areas have ceilings that are exposed to the metal deck.

Lighting:	The office space contains a mixture of fluorescent and incandescent light fixtures. The manufacturing area contains lighting that is ceiling hung.

Rest Rooms:	The building features adequate rest rooms for men and women.

Site Improvements

Parking:	Ample surface parking on site; the parking areas are not entirely striped. Excess parking area is currently used for school bus storage.

Onsite Landscaping:	Ample trees, shrubbery and flowering plants along the perimeter and building frontages maintained in average to good condition.

Other:	Concrete loading and clean room equipment pad area, asphalt paved parking areas, perimeter fencing, exterior lighting, clean room humidity control equipment, waste water treatment plant, entrance signage, volleyball court, basketball hoop.

Personal Property:	Personalty including fixtures and equipment was excluded from our valuation.

Capital Improvements:	Other than normal routine property maintenance, there are no major capital improvement expenditures planned in the immediate future.

The parking areas are currently in fair condition. Future paving costs may be required.

The bulk of the project is currently owner-occupied. Given the age and average condition of the project, a significant tenant improvement allowance of $10.00 to $20.00 per quare foot would likely be required to secure future tenants.

Summary

Condition:	Average

The buildings demonstrate typical wear and tear for their age, and provide an average appearance relative to competing buildings within the market. Signs of deferred maintenance include worn exterior paint and tenant improvements. The leased front office/lab TI’s of 31,161 square feet were refurbished in 2001.

The paved parking areas are generally cracked and in fair condition.

We did not inspect the roof of the buildings or make a detailed inspection of the mechanical systems. The appraisers, however, are not qualified to render an opinion as to the adequacy or condition of these components. The client is urged to retain an expert in this field if detailed information is needed about the adequacy and condition of mechanical systems.

Quality:	Average

Design and Functionality:

The project is a research and development facility that possesses average appeal to prospective users. The project shows signs of physical deterioration, including normal wear and tear. Clear heights and building materials do not meet current construction standards. The layout of the multiple buildings may not appeal to a single tenant.

On a positive note, the existing land-to-building ratio is relatively high, offering the possibility for future expansion and/or ample parking.

The 30,000 square foot clean room was constructed in 1994 and 1998 at a reported cost of $25,520,533. Currently, the owner is utilizing only approximately 20,000 square feet of the clean room. While the majority of the clean room is a significant asset in the owner’s business, the clean room may or may not appeal to prospective future users. As a result, the clean room was considered a superadequacy.

Actual Age:	44 years

Effective Age:	30 years

Expected Economic Life:	45 years

Remaining Economic Life:	15 years

Americans With Disabilities Act

The Americans With Disabilities Act (ADA) became effective January 26, 1992. We have not made, nor are we qualified to make a compliance survey of this property to determine whether or not it is in conformity with the requirements of the ADA. It is possible that a compliance survey could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have not been provided with the results of a survey, we did not analyze the results of possible non-compliance.

Hazardous Substances

We are not aware of any potentially hazardous materials (such as formaldehyde foam insulation, asbestos insulation, radon gas emitting materials, or other potentially hazardous materials) which may have been used in the construction of the improvements. However, we are not qualified to detect such materials and urge the client to employ an expert in the field to determine if such hazardous materials exist.

REAL PROPERTY TAXES AND ASSESSMENTS

Current Property Taxes

The property is subject to the taxing jurisdiction of Santa Barbara County. The assessor’s parcel identification number is 073-050-041. The assessment and taxes for the property are presented below:

PROPERTY TAX DATA (2003/2004)

2003/2004
Assessed Value
Land:	$949,251
Improvements:	8,518,576
Fixtures/Personal Property: Total:	1,903,650
Total	$11,371,477

Tax Rate	1.032350%

Base Taxes	$117,393
Direct Assessments	14,068
Total Property Taxes	$131,461

Building Area (SF)	128,827
Property Taxes per Square Foot	$1.02

According to the Santa Barbara County Assessor’s office, the subject has delinquent taxes totaling $578,896. The current owner is on a payment plan in conjunction with the recent bankruptcy. This appraisal assumes all taxes are current or paid by the seller prior to any prospective sale of the property.

Under the provisions of Article XIIIA of the California Tax and Revenue Code, properties are assessed at their market value as of March 1, 1975, the base year lien date. This value may be increased only two percent per year until the property is sold, substantial new construction occurs, or the property’s use changes significantly. In such cases, the property may be reassessed to its market value.

The property tax expense is calculated by multiplying the tax rate by the value conclusion. Historical or comparative estimates have no application. In California, the tax estimate is based on the property’s market value. This tax assessment is determined when a property sells or when a property is constructed, in accordance with California’s Proposition 13. As our valuation of the property represents market value, we must assume that a transfer of ownership occurs as of the date of value.

The property tax expense is calculated by multiplying the tax rate by the value conclusion. If the property were sold, it would be reassessed according to the Assessor’s opinion of its market value, which is the property’s sales price in most cases.

ZONING

The property is zoned MRP, Manufacturing Research Park by the City of Goleta. The intent of the zone is to provide for light industrial, technical research, and business headquarters. Permitted uses include office, research & development, and light assembly.

Zoning regulations imposed within this district are as follows:

ZONING REGULATIONS

Minimum Lot Area:	1 acre
Maximum Building Height:	35 feet
Maximum Lot Coverage:	35%
Minimum Yard Setbacks
Front:	50 feet; 80 feet from centerline
Side:	10 feet
Rear:	10 feet; 50 feet abutting residential
Minimum Landscaped Area:	30% of net area
Required On-Site Parking:
Business Offices:	1 space per 300 SF
R&D, Manufacturing:	1 space per 1.5 employees; not less than 1 space per 500 SF

We note that the City of Goleta currently has a development moratorium in place, set to expire later this month. However, future development will be restricted by traffic mitigation measures on a case-by-case basis.

We are not experts in the interpretation of complex zoning ordinances but the property appears to be a conforming use based on our review of public information. The determination of compliance is beyond the scope of a real estate appraisal.

We know of no deed restrictions, private or public, that further limit the subject property’s use. The research required to determine whether or not such restrictions exist, however, is beyond the scope of this appraisal assignment. Deed restrictions are a legal matter and only a title examination by an attorney or title company can usually uncover such restrictive covenants. Thus, we recommend a title search to determine if any such restrictions do exist.

HIGHEST AND BEST USE

Definition Of Highest And Best Use

According to The Dictionary of Real Estate Appraisal, Fourth Edition (2002), a publication of the Appraisal Institute, the highest and best use is defined as:

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximumproductivity.

Highest And Best Use Criteria

We have evaluated the site’s highest and best use both as currently improved and as if vacant. In both cases, the property’s highest and best use must meet four criteria. That use must be (1) legally permissible, (2) physically possible, (3) financially feasible, and (4) maximally productive.

Legally Permissible

The first test concerns permitted uses. According to our understanding of the zoning ordinance, noted earlier in this report, the site may legally be improved with structures that accommodate office, light industrial, retail and general commercial uses. Aside from the site’s zoning regulations, we are not aware of any legal restrictions that limit the potential uses of the subject.

Physically Possible

The second test is what is physically possible. As discussed in the “Site Description,” section of the report, the site’s size, soil, topography, etc. do not physically limit its use. The subject site is of adequate shape and size to accommodate almost all urban and suburban uses.

Financial Feasibility and Maximal Productivity

The third and fourth tests are what is financially feasible and what will produce the highest net return. After analyzing the physically possible and legally permissible uses of the property, the highest and best use must be considered in light of financial feasibility and maximum productivity. For a potential use to be seriously considered, it must have the potential to provide a sufficient return to attract investment capital over alternative forms of investment. A positive net income or acceptable rate of return would indicate that a use is financially feasible.

Highest and Best Use of Site As Though Vacant

A development moratorium is currently in place, but is due to expire later this month. Future development will be restricted by traffic mitigation measures on a case-by-case basis. Given these factors, as well as current market conditions, immediate development of the site as vacant may not be feasible.

Considering the subject site’s physical characteristics, zoning and location, as well as the state of the local market, it is our opinion that the Highest and Best Use of the subject site as though vacant is to hold for future development of a research and development project.

Highest and Best Use of Property As Improved

According to the Dictionary of Real Estate Appraisal, highest and best use of the property as improved is defined as:

The use that should be made of a property as it exists. An existing property should be renovated or retained “as is” so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one.

It is our opinion, the existing buildings add value to the site as if vacant, therefore dictating a continuation of its current use. In conclusion, it is our opinion that the Highest and Best Use of the subject property as improved is the existing R&D use.

VALUATION PROCESS

Methodology

There are three generally accepted approaches available in developing an opinion of value: the Cost, Sales Comparison and Income Capitalization approaches. We have considered each in this appraisal to develop an opinion of the market value of the subject property. In appraisal practice, an approach to value is included or eliminated based on its applicability to the property type being valued and the quality of information available. The reliability of each approach is dependent upon the availability and comparability of the market data uncovered as well as the motivation and thinking of purchasers in the market for a property such as the subject. Each approach is discussed below, and applicability to the subject property is briefly addressed in the following summary.

Land Value

Developing an opinion of land value is typically accomplished via the Sales Comparison Approach by analyzing recent sales transactions of sites of comparable zoning and utility adjusted for differences which exist between the comparables and the subject. Valuation is typically accomplished using a unit of comparison such as price per square foot of land or potential building area or acre. Adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive a value for the subject site.

Cost Approach

The Cost Approach is based upon the proposition that an informed purchaser would pay no more for the subject than the cost to produce a substitute property with equivalent utility. This approach is particularly applicable when the property being appraised involves relatively new improvements which represent the highest and best use of the land; or when relatively unique or specialized improvements are located on the site, for which there exist few improved sales or leases of comparable properties.

In the Cost Approach, the appraiser forms an opinion of the cost of all improvements, depreciating them to reflect any value loss from physical, functional and external causes. Land value, entrepreneurial profit and depreciated improvement costs are then added resulting in a value estimate for the subject property.

Sales Comparison Approach

The Sales Comparison Approach utilizes sales of comparable properties, adjusted for differences, to indicate a value for the subject property. Valuation is typically accomplished using a unit of comparison such as price per square foot of building area, effective gross income multiplier or net income multiplier. Adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive a value for the subject property.

Income Capitalization Approach

This approach first determines the income-producing capacity of a property by utilizing contract rents on leases in place and by estimating market rent from rental activity at competing properties for the vacant space. Deductions then are made for vacancy and collection loss and operating expenses. The resulting net operating income is divided by an overall capitalization rate to derive an opinion of value for the subject property. The capitalization rate represents the relationship between net operating income and value. This method is referred to as Direct Capitalization

Related to the Direct Capitalization Method is the Discounted Cash Flow Method. In this method, periodic cash flows (which consist of net operating income less capital costs) and a reversionary value are developed and discounted to a present value using an internal rate of return that is determined by analyzing current investor yield requirements for similarinvestments.

Summary

This appraisal employs all three typical approaches to value: the Cost Approach, the Sales Comparison Approach and the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that all approaches would be considered meaningful and applicable in developing a credible value conclusion.

The valuation process is concluded by analyzing each approach to value used in the appraisal. When more than one approach is used, each approach is judged based on its applicability, reliability, and the quantity and quality of its data. A final value opinion is chosen that either corresponds to one of the approaches to value, or is a correlation of all the approaches used in the appraisal.

LAND VALUATION

We used the Sales Comparison Approach to develop an opinion of land value. In this method, we analyzed prices buyers have recently paid for similar sites in the market, as well as examined current offerings. In making comparisons, we adjusted the sale prices for differences between this site and the comparable sites. If the comparable was superior to the subject, a downward adjustment was made to the comparable sale. If inferior, an upward adjustment was made. We present on the following pages a summary of pertinent details of sites recently sold that we compared to the subject site.

In the valuation of the subject site’s fee simple interest, the Sales Comparison Approach has been used to establish prices being paid for comparably zoned land. The most widely used and market oriented unit of comparison for properties with characteristics similar to those of the subject is the sale price per square foot of land area. All transactions utilized in this analysis are analyzed on this basis.

The major elements of comparison utilized to value the subject site include the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate, its utility and the physical characteristics of the property.

Discussion of Comparable Sales

Due to the development moratorium in Goleta, land sales activity is limited. Therefore, we included both older local sales, as well as sales in nearby coastal areas.

Comparable Sale No. 1

This item is the sale of a 250,000 square foot parcel located at 5901-5979 Hollister Avenue in Goleta, CA. This property is in the C2, C3 zoning district. Robert Richards sold the property to the Jaske Trust in August 2000 for a price of $3,800,000 or $35.28 per square foot of land area. The site has good utility, and public utilities are all available. The buyer will demolish the existing improvements and redevelop the site. After all adjustments, this sale indicated an adjusted unit value of $19.56 per square foot.

Comparable Sale No. 2

This item is the sale of a 19,500 square foot parcel located at 885 South Kellogg Avenue in Goleta, CA. This property is in the M-1 zoning district. Marlene Bulfone sold the property to Joseph Antonucci in April 2001 for a price of $450,000 or $23.08 per square foot of land area. The site has good utility, and public utilities are all available. The site was purchased vacant by the adjacent owner. After all adjustments, this sale indicated an adjusted unit value of $20.34 per square foot.

Comparable Sale No. 3

This item is the sale of a 77,101 square foot parcel located on the Southeast corner of Palma Avenue & Valentine Road in Ventura, CA. This property is in the MPD zoning district. Islands Business Park sold the property to Lyndamary in February 2003 for a price of $851,000 or $11.04 per square foot of land area. The site has average utility, and public utilities are all available. The vacant site is proposed for a multiple tenant development. After all adjustments, this sale indicated an adjusted unit value of $12.51 per square foot.

Comparable Sale No. 4

This item is the sale of a 470,012 square foot parcel located at 6300 Hollister Avenue in Goleta, CA. This property is in the M-1 zoning district. Innovative Micro Tech. sold the property to Sares Regis in February 2003 for a price of $6,200,000 or $13.19 per square foot of land area. The site has good utility, and public utilities are all available. This site was previously owned by the subject owner. The buyer will demolish the interior and completely renovate the existing improvements. After all adjustments, this sale indicated an adjusted unit value of $14.95 per square foot.

Comparable Sale No. 5

This item is the sale of a 80,586 square foot parcel located at the Southeast corner of Solar Drive and Wankel Way in Oxnard, CA. This property is in the M zoning district. Blood Systems, Inc. sold the property to City of Oxnard in November 2003 for a price of $967,000 or $12.00 per square foot of land area. The site has average to good utility, and public utilities are allavailable. This site was purchased vacant. After all adjustments, this sale indicated an adjusted unit value of $12.70 per square foot.

Conclusion of Site Value

After adjustments, the comparable land sales reflect unit prices ranging from $12.51 to $20.34 per square foot ($544,740 to $885,888 per acre), with an average of $16.01 per square foot ($697,402 per acre).

We have placed greatest reliance on Land Sale 4 at an adjusted $14.95 per square foot, due to its recent sale date and comparable Goleta location. Therefore, we conclude that the indicated value by the Sales Comparison Approach is as follows:

	Square Feet	Acres
Land Area:	576,299	13.23
Concluded Unit Value:	X $15.00	X $653,400
Indicated Land Value:	$8,644,482	$8,644,482
Rounded Land Value:	$8,600,000	$8,600,000

SUMMARY OF LAND SALES

		Grantor	Price	Site SqFt	Zoning	Public	Price/SF
No.	Location	Grantee	Date	Site Acres	Utility*	Utilities	Price/Acre	COMMENTS
1	5901-5979 Hollister Avenue Goleta, CA	Robert Richards	$3,800,000	107,714 SF	C2, C3	All Available	$35.28	The buyer will demolish the existing improvements and redevelop the site.
		Jaske Trust	8/00	2.47 Ac	Good		$1,536,736

2	885 South Kellogg Avenue Goleta, CA	Marlene Bulfone	$450,000	19,500 SF	M-1	All Available	$23.08	The site was purchased vacant by the adjacent owner.
		Joseph Antonucci	4/01	0.45 Ac	Good		$1,005,231

3	Southeast corner of Palma Avenue & Valentine Road Ventura, CA	Islands Business Park	$851,000	77,101 SF	MPD	All Available	$11.04	The vacant site is proposed for a multiple tenant development.
		Lyndamary	2/03	1.77 Ac	Average		$480,792

4	6300 Hollister Avenue Goleta, CA	Innovative Micro Tech.	$6,200,000	470,012 SF	M-1	All Available	$13.19	This site was previously owned by the subject owner. The buyer will demolish the interior and completely renovate the existing improvements.
		Sares Regis	2/03	10.79 Ac	Good		$574,606

5	Southeast corner of Solar Drive and Wankel Way Oxnard, CA	Blood Systems, Inc.	$967,000	80,586 SF	M	All Available	$12.00	This site was purchased vacant.
		City of Oxnard	11/03	1.85 Ac	Average to Good		$522,703

	Price	Site SF	Zoning	Public	Price/SF
	Date	Site Acres	Utility*	Utilities	Price/Acre
Survey Low	$450,000	19,500 SF			$11.04
Survey High	$6,200,000	470,012 SF			#VALUE!
Average	$2,453,600	150,983 SF			$18.92
Survey Low	8/00	0.45 Ac			$480,792
Survey High	11/03	10.79 Ac			$1,536,736
Average	5/02	3.87 Ac			$824,014
Subject Property		576,299	MRP, Manufacturing Research Park	All Available
		13.23 Ac	Average to Good

LAND SALE ADJUSTMENT GRID

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)
	Price	Property										Adj.
	PSF &	Rights	Conditions		Market*				Public			Price
No.	Date	Conveyed	of Sale	Financing	Conditions	Subtotal	Location	Size	Utilities	Utility**	Other	PSF	Overall
1	$35.28	Fee Simple/Mkt.	Arms-Length	None	Inferior	$39.12	Superior -	Smaller -	Similar	Similar	Superior -	$19.56	Superior
	8/00	0.0%	0.0%	0.0%	10.9%	10.9%	20.0%	10.0%	0.0%	0.0%	20.0%	-50.0%
2	$23.08	Fee Simple/Mkt.	Assemblage	None	Inferior	$22.60	Similar	Smaller	Similar	Similar	Similar	$20.34	Superior
	4/01	0.0%	-10.0%	0.0%	8.8%	-2.1%	0.0%	-10.0%	0.0%	0.0%	0.0%	-10.0%
3	$11.04	Fee Simple/Mkt.	Arms-Length	None	Inferior	$11.37	Inferior	Smaller	Similar	Inferior	Similar	$12.51	Inferior
	2/03	0.0%	0.0%	0.0%	3.0%	3.0%	10.0%	-10.0%	0.0%	10.0%	0.0%	10.0%
4	$13.19	Fee Simple/Mkt.	Bankruptcy	None	Inferior	$14.95	Similar	Similar	Similar	Similar	Similar	$14.95	Similar
	2/03	0.0%	10.0%	0.0%	3.0%	13.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
5	$12.00	Fee Simple/Mkt.	Arms-Length	None	Inferior	$12.10	Inferior	Smaller	Similar	Inferior	Inferior	$12.70	Inferior
	11/03	0.0%	0.0%	0.0%	0.8%	0.8%	10.0%	-10.0%	0.0%	0.0%	5.0%	5.0%

*Market Conditions Adjustment
Compound annual change in market conditions:	3.00%
Date of Value (for adjustment calculations):	2/2/04

**Utility includes shape, access, frontage and visibility.

SALES SUMMARY

Price Range	Unadj. $/SF	$/Acre	Adj. $/SF	$/Acre
Low	$11.04	$479,578	$12.51	$544,740
High	$35.28	$1,536,736	$20.34	$885,888
Average	$18.92	$824,014	$16.01	$697,402

VALUE CONCLUSION	$/SF	$/Acre
Indicated Value	$15.00	$653,400
Site Area	x 576,299	x 13.2300
Indicated Value	$8,644,482	$8,644,482
Rounded to nearest $100,000	$8,600,000	$8,600,000
Per square foot	$14.92	$650,038

COST APPROACH

Methodology

The Cost Approach is based on the principle of substitution, which states that no prudent person will pay more for a property than the cost of acquiring a site and constructing, without undue delay, an equally desirable and useful property. The steps have been outlined in the Valuation Process section of this report. We have previously developed an opinion of land value of $8,600,000.

Replacement Cost New (RCN)

Our opinion of replacement cost new is based on the Calculator Section in Marshall Valuation Service, a nationally recognized publication containing construction costs for all types of improvements. Base costs are revised monthly and adjustment factors are provided to reflect regional and local cost variations.

Base Building Costs

The published costs include all direct costs for the base structure, tenant improvements, and the following indirect costs:

1.     Plans, specifications, and building permits, including engineer’s and architect’s fees;

2.     Interest on construction loan during the construction period;

3.     Sales tax on materials; and

4.     Contractor’s overhead and profit, including worker’s compensation, fire and liability insurance, unemployment insurance, etc.

These base building costs, adjusted for any unique building characteristics and cost multipliers, are presented in the cost summary chart at the end of this section.

Site Improvement Costs

Site improvement costs are not included in our Base Building Cost opinion. These include landscaping, asphalt paving, walkways, etc. Site improvement costs are estimated at $4.00 per square foot of land area or $2,305,195.

Other Indirect Costs

Other indirect costs not included in Base Building Costs are developer overhead, property taxes, permanent loan fees, legal costs, developer fees, contingencies, and lease-up and marketing costs.

Research into these costs leads to the conclusion that an average property requires an allowance for other indirect costs of between 5.00 percent and 10.00 percent of Base Building Costs plus Site Improvements Costs. We have chosen to use 10.00 percent in our analysis.

Entrepreneurial Profit

Entrepreneurial profit represents the return to the developer for taking the construction and lease-up risk. Based upon our discussions with developers in the local market, this figure tends to range between 10.00 percent to 20.00 percent of Base Building, Site Improvement and Other Indirect Costs. We have chosen to use 15.00 percent in our analysis.

Accrued Depreciation

There are three sources of accrued depreciation:

Physical Deterioration:

We have used the economic age-life method to develop an opinion of physical deterioration. In the Improvements Description section of this report, we developed an opinion that the effective age of the subject to be 30 years and the economic life to be 45 years. This results in a physical deterioration of 66.67 percent (effective age divided by economic life).

Functional Obsolescence:

The subject improvements were constructed utilizing older materials and techniques. Also, the clean room may represent a superadequacy to future prospective users. Furthermore, the design and layout of the multiple buildings may not be conducive to single users. As such, functional obsolescence is applicable. Therefore, functional obsolescence is estimated to be 10.00 percent.

External Obsolescence:	Based upon a review of the specific location of the subject as well as local market conditions, external obsolescence is estimated at 0.00 percent.

Total Depreciation:	The sum of these elements of accrued depreciation is 76.67 percent.

Conclusion

Please refer to the following page for our Cost Approach summary which concludes to a market value opinion as follows:

	Value	$/SF (NRA)
Cost Approach Conclusion	$19,184,344
Rounded	$19,200,000	$149.04

COST APPROACH SUMMARY

				Total
	GBA (SF)	$/GBA	Sub-Total	Cost
Replacement Cost New (RCN)
Building Improvements
Primary Buildings	122,993	$44.96	$5,529,765
Sprinklers	122,993	1.25	153,741
Clean Room	30,000	850.68	25,520,533
Metal Buildings	5,834	41.40	241,528
Subtotal	128,827	$244.09	$31,445,567
Multipliers
Building Height		1.000
Perimeter		0.900
Current Cost		1.040
Local		1.140
Product of Multipliers			x 1.067
Adjusted Base Building Cost		$260.46	$33,553,678
Total Site Improvements			$2,305,195
Total Direct Costs			$35,858,873
Plus Other Indirect Costs (% of Direct Costs)	10.0%		3,585,887
Subtotal Replacement Cost New (RCN)				$39,444,760
Plus: Entrepreneurial Profit (% of RCN)	15.0%			5,916,714
Total Replacement Cost New (RCN)				$45,361,475
Per Square Foot (based on gross area)				$352.11

Less Accrued Depreciation
Physical Deterioration
Effective Age (Years):	30 Years
Economic Life:	45 Years
Total Physical Depreciation:	66.7%		$30,240,983
Functional Obsolescence	10.0%		4,536,147
External Obsolescence	0.0%		0
Total	76.7%			$34,777,130
Depreciated Value of the Improvements				$10,584,344
Per Square Foot (based on gross area)				$82.16

Plus Land Value				$8,600,000

Indicated Value by Cost Approach				$19,184,344
Rounded to nearest $100,000				$19,200,000
Per Square Foot (based on net rentable area)				$149.04

Source: Marshall Valuation Service	Section: 14	Quality:	Average
	Page: 16	Class:	C, S
	Date: 2/02	Type:	Industrial, Engineering (R&D) Buildings

SALES COMPARISON APPROACH

Methodology

In the Sales Comparison Approach, we developed an opinion of value by comparing the subject property with similar, recently sold properties in the surrounding or competing area. Inherent in this approach is the principle of substitution, which states that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution.

By analyzing sales that qualify as arm’s-length transactions between willing and knowledgeable buyers and sellers, we can identify value and price trends. The basic steps of this approach are:

1.               Research recent, relevant property sales and current offerings throughout the competitive area;

2.               Select and analyze properties that are similar to the property appraised, analyzing changes in economic conditions that may have occurred between the sale date and the date of value, and other physical, functional, or locational factors;

3.               Identify sales that include favorable financing and calculate the cash equivalent price;

4.               Reduce the sale prices to a common unit of comparison such as price per square foot of net rentable area;

5.               Make appropriate comparative adjustments to the prices of the comparable properties to relate them to the property being appraised; and

6.               Interpret the adjusted sales data and draw a logical value conclusion.

The most widely used and market-oriented unit of comparison for properties such as the subject is the sales price per square foot of net rentable area. All comparable sales were analyzed on this basis. On the following pages we present a summary of the improved properties that we compared to the subject property, a map showing their locations, and the adjustment process.

Due to the nature of the subject property and the level of detail available for the comparable data, we have elected to analyze the comparables through application of:

•                  A traditional adjustment grid utilizing percentage adjustments

SUMMARY OF IMPROVED SALES

			Sales			L:B	Percent	Price	NOI
	Address	Grantor	Price	Site SF	Yr. Built	Ratio	Office/Lab	PSF	PSF
No.	City, State	Grantee	Date	Bldg NRA	Quality	Rail	Clear Ht.	Occup.	OAR	Comments
1	6500 Hollister Avenue	Circon Corp.	$14,400,000	185,566	1992	2.5:1	100%	$197.58	$16.40	This newer office property was 100 percent leased at sale.
	Goleta, CA	SB Hollister LLC	7/00	72,883	Good	No	10-16'	100%	8.30%
2	Campus Pointe	Rockber Partners LLC	$40,000,000	754,460	1988	3.6:1	75%	$192.14	$17.29	The project was 100 percent leased to two tenants.
	1, 71 South Los Carneros Goleta, CA	One Los Carneros LLC	10/01	208,182	Good	No	10-16'	100%	9.00%
3	Former IMT	Innovative Micro Technology	$6,200,000	460,429	1961	4.3:1	75%	$58.49	N/A	The building was sold by the subject owner to a developer, who will refurbish the project.
	6300 Hollister Avenue Goleta, CA	Sares Regis	2/03	106,000	Average	No	12-16'	0%	N/A
4	Warner Commerce Center	GE Capital Realty	$26,000,000	467,398	1981	2.5:1	65%	$136.84	$10.61	This eight-buildingcomplex was purchased by an investor.
	6301-6325 De Soto Ave. Woodland Hills, CA	Pacific Properties	9/03	190,000	Average	No	15-18'	86%	7.75%
5	6860-6868 Cortona Dr.	William & Lori Ryan	$10,500,000	328,443	1965	3.6:1	25%	$115.75	$13.66	This three-buildingcomplex is being purchased by an owner-user.
	Goleta, CA	Info Genesis (Escrow)	1/04	90,716	Average	No	12-16'	5%	11.80%
6	Raytheon	Hansal Corporation	$18,500,000	429,066	1963	3.5:1	90%	$152.49	$13.57	The buildingan investor. is It in escrow to is 100
	75 Coromar Drive CA	Goleta, N/A (Escrow)	1/04	121,316	Average	No	12-16'	100%	8.90%
7	Yardi	Systems Orix SBAP Goleta	$16,000,000	0	2004	0.0:1	100%	$222.22	$18.22	This new office building is in escrow to an owner-user.
	420 S. Fairview Avenue Goleta, CA	Yardi Systems (Escrow)	4/04	72,000	Excellent	No	10'	0%	8.20%

Subject Property
		576,299	1960	4.5:1	90%		$14.30
		128,827	Average	Adj.		100%
Survey Minimum	$6,200,000	185,566	1961	2.46:1	25.0%	$58.49	$10.61
Survey Maximum	$40,000,000	754,460	1992	4.34:1	100.0%	$222.22	$17.29
Survey Average	$19,266,667	437,560	1975	3.36:1	71.7%	$153.64	$14.31
Survey Minimum	7/00	72,883				0%	7.75%
Survey Maximum	1/04	208,182				100%	11.80%
`Survey Average	11/02	131,516				65%	8.99%

Goleta, California, United States

Robin Hill Business Park
75 Robin Hill Rd
Goleta, CA 93117
LAKE LOS CARNEROS COUNTY PARK
Cathedral Oaks Rd
El Encanto Heights
Los Carneros Rd
N La Patera Ln
Goleta
N Fairview Ave
Berkeley Rd
Ali Way
Shirrell Way
Encina Rd
Monmouth Ave
Aberdeen Ave
Guava Ave
Coloma Dr
Caleta Ave
101
TWIN LAKES GOLF COURSE
Kellogg Pl
Lopez Rd
Lindmar Dr
Robin Hill Rd
Aero Camino
Orange Ave
Magnolia Ave
Pine Ave
Rutherford St
S Fairview Ave
Edward Vonhalle Rd
Firestone Rd
S Los Carneros Rd
Castilian Dr
Cortona Dr
Hollister Ave
Storke Rd
Cecil Cook Pl
Santa Barbara
Santa Barbara Municipal Airport
Robert Troup Rd
Fowler Rd
217
Mesa Rd
UNIVERSITY OF CALIFORNIA SANTA BARBARA
J Rd
K Rd
0 mi
0.2
0.4
0.6
0.8
1

Copyright © 1988-1999 Microsoft Corporation and/or its suppliers. All rights reserved. http://www.expediamaps.com. Copyright © 1998

Geographic Data Technology. All rights reserved. © 1998 Navigation Technologies. All rights reserved.

IMPROVED SALE ADJUSTMENT GRID

		ECONOMIC ADJUSTMENTS (CUMULATIVE)					PROPERTY CHARACTERISTIC ADJUSTMENTS (ADDITIVE)
No.	Price PSF & Date	Property Rights Conveyed	Conditions of Sale	Financing	Market* Conditions	Subtotal	Location	Size	Age, Quality Condition	Percent Office/Lab	Utility**	Economics	Other	Adj. Price PSF	Overall

1	$197.58	Leased Fee/Mkt.	Arms-Length	None	Inferior	$219.71	Similar	Smaller	Superior	Similar	Inferior	Superior	Similar	153.79	Superior
	7/00	0.0%	0.0%	0.0%	11.2%	11.2%	0.0%	-10.0%	-20.0%	0.0%	10.0%	-10.0%	0.0%	-30.0%
2	$192.14	Leased Fee/Mkt.	Arms-Length	None	Inferior	$205.97	Similar	Similar	Superior	Similar	Inferior	Superior	Similar	154.48	Superior
	10/01	0.0%	0.0%	0.0%	7.2%	7.2%	0.0%	0.0%	-20.0%	0.0%	10.0%	-15.0%	0.0%	-25.0%
3	$58.49	Fee Simple/Mkt.	Bankruptcy	None	Inferior	$78.32	Similar	Similar	Inferior	Similar	Similar	Similar	Similar	101.81	Inferior
	2/03	0.0%	30.0%	0.0%	3.0%	33.9%	0.0%	0.0%	30.0%	0.0%	0.0%	0.0%	0.0%	30.0%
4	$136.84	Leased Fee/Mkt.	Arms-Length	None	Inferior	$138.62	Similar	Similar	Similar	Similar	Inferior	Inferior	Similar	166.35	Inferior
	9/03	0.0%	0.0%	0.0%	1.3%	1.3%	0.0%	0.0%	0.0%	0.0%	10.0%	10.0%	0.0%	20.0%
5	$115.75	Fee Simple/Mkt.	Arms-Length	None	Inferior	$116.09	Similar	Similar	Similar	Similar	Inferior	Similar	Similar	127.70	Inferior
	1/04	0.0%	0.0%	0.0%	0.3%	0.3%	0.0%	0.0%	0.0%	0.0%	10.0%	0.0%	0.0%	10.0%
6	$152.49	Leased Fee/Mkt.	Arms-Length	None	Inferior	$152.80	Similar	Similar	Similar	Similar	Inferior	Superior	Similar	152.80	Similar
	1/04	0.0%	0.0%	0.0%	0.2%	0.2%	0.0%	0.0%	0.0%	0.0%	10.0%	-10.0%	0.0%	0.0%
7	$222.22	Fee Simple/Mkt.	Arms-Length	None	Superior	$221.11	Similar	Smaller	Superior	Similar	Inferior	Superior	Similar	143.72	Superior
	4/04	0.0%	0.0%	0.0%	-0.5%	-0.5%	0.0%	-10.0%	-25.0%	0.0%	15.0%	-15.0%	0.0%	-35.0%

SALES SUMMARY

Price Range	Unadj. Price PSF	Adj. Price PSF
Low	$58.49	$101.81
High	$197.58	$166.35
Average	$142.21	$142.82

VALUE CONCLUSION

Indicated Value per Square Foot NRA		$150.00
Net Rentable Area in Square Feet	x	128,827
Indicated Value		$19,324,050
Rounded to nearest $100,000		$19,300,000
Per square foot		$149.81

*Market Conditions Adjustment

Compound annual change in market conditions:	3.00%
Date of Value (for adjustment calculations):	2/2/04

** Utility includes land/bldg ratio, rail and loading docks

SALES COMPARISON APPROACH

Percentage Adjustment Method

Adjustment Process

The sales that we have utilized represent the best available information that could be compared to the subject property. The major elements of comparison for an analysis of this type include the property rights conveyed, the financial terms incorporated into a particular transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate, its physical traits and the economic characteristics of the property.

The first adjustment made to the market data takes into account differences between the subject property and the comparable property sales with regard to the legal interest transferred. Advantageous financing terms or peculiar conditions of sale are then adjusted to reflect a normal market transaction. Next, changes in market conditions must be accounted for, thereby creating a time adjusted price. Lastly, adjustments for location, physical traits and the economic characteristics of the market data are made in order to generate the final adjusted unit rate, which is appropriate for the subject property.

We have made a downward adjustment to those comparables considered superior to the subject. Conversely, an upward adjustment was made to those comparables considered to be inferior.

Property Rights Conveyed

All of the sales utilized in this analysis involved the transfer of the leased fee or unencumbered fee simple interest. Since we are appraising the leased fee interest of the subject property that is primarily owner-occupied, no adjustments were required.

Financial Terms

To the best of our knowledge, all of the sales utilized in this analysis were accomplished with cash or market-oriented financing. Therefore, no adjustments were required.

Conditions of Sale

Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. In many situations the conditions of sale may significantly affect transaction prices. All but one of the sales used in this analysis are considered to be “arms-length” market transactions between both knowledgeable buyers and sellers on the open market. Therefore, no adjustments were required in most cases. Sale 3 represents a bankruptcy sale and was adjusted upward.

Market Conditions

The sales that are included in this analysis date between July 2000 and January 2004. The market has changed over this time period, given the reduction in interest rates and capitalization rates. Therefore, we have applied a typical annual adjustment of 3.00 percent.

Location

An adjustment for location is required when the locational characteristics of a comparable property are different from those of the subject property. The subject property is considered a good location, and it has average to good access and visibility. Each comparable was adjusted accordingly.

Physical Traits

Various physical characteristics were analyzed including size, age, condition, quality, percent office, ceiling height, and utility (land-to-building ratio). Each sale was adjusted accordingly.

Economic Characteristics

This adjustment is used to reflect differences in rent levels, operating expense ratios, occupancy levels, and other items that would have an economic impact on the transaction. Each comparable was adjusted accordingly.

Other

This category accounts for any other adjustments not previously discussed. Based on our analysis of these sales, none required any additional adjustment.

Discussion of Comparable Sales

Comparable Sale No. 1

This item is the July 2000 sale of an office/R&D property located at 6500 Hollister Avenue in Goleta, CA. The site contains 185,566 square feet and is improved with a 72,883 square foot building. The improvements were constructed in 1992, and are of good quality. The facility has 100 percent office space. This newer office property was 100 percent leased at sale. The property sold from Circon Corp. to SB Hollister LLC for $14,400,000 or $197.58 per square foot. The overall rate at the time of sale was 8.30 percent. The occupancy at the time of sale was 100 percent.

The property’s newer age and condition were superior features of comparison. Also, its smaller building size was considered superior, with smaller properties typically commanding higher unit prices per square foot. While the property had an inferior land-to-building ratio, its higher net income potential was superior. After all adjustments, this comparable indicated an adjusted unit value of $153.79 per square foot.

Comparable Sale No. 2

This item is the October 2001 sale of an office/R&D property known as Campus Pointe located at 1, 71 South Los Carneros Goleta, CA. The site contains 754,460 square feet and is improved with two buildings totaling 208,182 square feet. The improvements were constructed in 1988, and are of good quality. The facility has 75 percent office space. The project was 100 percent leased to two tenants. The tenants were McGhan Medical and Santa Barbara Bank & Trust. The listing agent indicated that the leases were considered at market levels at the time of sale, but may be above market currently. After a two-month marketing period, 17 offers were received on a sealed bid basis. The property sold from Rockber Partners LLC to One Los Carneros LLC for $40,000,000 or $192.14 per square foot. The overall rate at the time of sale was 9.00 percent. The occupancy at the time of sale was 100 percent.

The property’s newer age and condition were superior features of comparison. While the property had an inferior land-to-building ratio, its higher net income potential was superior. After all adjustments, this comparable indicated an adjusted unit value of $154.48 per square foot.

Comparable Sale No. 3

This item is the February 2003 sale of an office/R&D property known as the Former IMT facility at 6300 Hollister Avenue Goleta, CA. The subject owner sold this property in conjunction with its bankruptcy. The site contains 460,429 square feet and is improved with a 106,000 square foot building. The improvements were constructed in 1961, and are of average quality. The facility had 75 percent office space and a clean room at the time of sale. The building was sold by the subject owner to a developer, who will refurbish the project. We note that the buyer gutted the interior improvements, including the former clean room.

The property sold from Innovative Micro Technology to Sares Regis for $6,200,000 or $58.49 per square foot. The overall rate for the unoccupied property was not available. The occupancy at the time of sale was zero percent. Since purchasing the building, the owner has leased 40,000 square feet to two tenants.

The property’s bankruptcy sale reflected inferior conditions of sale. Its building condition was also an inferior feature of comparison. The property had a comparable land-to-building ratio. After all adjustments, this comparable indicated an adjusted unit value of $101.81 per square foot.

Comparable Sale No. 4

This item is the September 2003 sale of an eight building project office/R&D property known as Warner Commerce Center located at 6301-6325 De Soto Ave. Woodland Hills, CA. While located 100 miles southeast of the subject, this comparable investment sale was included based in part on its recent sale date. The site contains 467,398 square feet and is improved with eight buildings totaling 190,000 square feet. The improvements were constructed in 1981 and 1982, and are of average quality. The facility has 65 percent office space. This eight-building complex was purchased by an investor. The property sold from GE Capital Realty to Pacific Properties for $26,000,000 or $136.84 per square foot. The overall rate for this property was 7.75 percent. The occupancy at the time of sale was 86 percent.

The property has an inferior land-to-building ratio but is generally comparable in its quality and condition. Its net income potential was inferior. After all adjustments, this comparable indicated an adjusted unit value of $166.35 per square foot.

Comparable Escrow No. 5

This item is the January 2004 escrow of an office/R&D property located at 6860-6868 Cortona Dr. in Goleta, CA. The site contains 328,443 square feet and is improved with three buildings totaling 90,716 square feet. The improvements were constructed in 1965 and 1978, and are of average quality and condition. The facility has 25 percent office/lab space. This three-building complex is being purchased by an owner-user. The property is in escrow from William & Lori Ryan to Info Genesis (Escrow) for $10,500,000 or $115.75 per square foot. The pro forma overall rate based on asking rents is 11.80 percent. The occupancy at the time of sale is 5 percent.

The property’s age, quality and condition were comparable features of comparison. The property had an inferior land-to-building ratio. After all adjustments, this comparable indicated an adjusted unit value of $127.70 per square foot.

Comparable Escrow No. 6

This item is the current January 2004 escrow of an office/R&D property leased entirely to Raytheon at 75 Coromar Drive Goleta, CA. The 429,066 square foot site is improved with a 121,316 square foot building. The improvements were constructed in 1963, and are of average quality. The facility has 90 percent office/lab space. The building is in escrow to an investor. It is 100 percent leased to Raytheon for 5 years. The property is in escrow from Hansal Corporation to N/A (Escrow) for $18,500,000 or $152.49 per square foot. The overall rate for this property at the time of sale is 8.90 percent. The property has been 100 percent occupied by Raytheon since construction; the credit tenant recently renewed its lease for five years.

The property’s age and condition were generally comparable features of comparison. While the property had an inferior land-to-building ratio, its occupancy by a credit tenant was superior. After all adjustments, this comparable indicated an adjusted unit value of $152.80 per square foot.

Comparable Escrow No. 7

This item is the current escrow (to close April 2004) of an office/R&D known as Yardi Systems at 420 S. Fairview Avenue Goleta, CA. The pad site is improved with a new build-to-suit 72,000 square foot building. The new improvements were constructed in 2004, and are of excellent quality. The facility has 90 percent office space. This new office building is in escrow to an owner-user. The property is in escrow from Orix SBAP Goleta to Yardi Systems (Escrow) for $16,000,000 or $222.22 per square foot. The overall rate for this property based on pro forma income is 8.20 percent. The property is currently unoccupied, but will be 100 percent occupied by the buyer.

The property’s new age and condition were significantly superior features of comparison. While the property had an inferior land-to-building ratio, its net income potential was superior. After all adjustments, this comparable indicated an adjusted unit value of $143.72 per square foot.

Conclusion

After adjustments the comparable improved sales reflect unit prices ranging from $101.81 to $166.35 per square foot with an average adjusted price of $142.82 per square foot.

Excluding the bankruptcy sale (Item 3), the adjusted sale prices bracketed a range of values around $150 per square foot. Therefore, we conclude that the indicated value by the Sales Comparison Approach is as follows:

Net Rentable Area:	128,827
Concluded Price Per Square Foot :	x$	150.00
Indicated Value:		$19,324,050
Rounded:		$19,300,000

We recognize that the above value conclusion is below replacement cost of the clean room, alone. The clean room is instrumental in the existing owner’s business. However, the local market may not reflect a premium for this clean room upon the prospective sale of the property.

Methodology

The Income Capitalization Approach is a method of converting the anticipated economic benefits of owning property into a value through the capitalization process. The principle of “anticipation” underlies this approach in that investors recognize the relationship between an asset’s income and its value. In order to value the anticipated economic benefits of a particular property, potential income and expenses must be projected, and the most appropriate capitalization method must be selected.

The two most common methods of converting net income into value are Direct Capitalization and Discounted Cash Flow. In direct capitalization, net operating income is divided by an overall capitalization rate to indicate an opinion of market value. In the discounted cash flow method, anticipated future cash flows and a reversionary value are discounted to an opinion of net present value at a chosen yield rate (internal rate of return).

Given the predominantly owner-user status of the subject, we have used the direct capitalization method to estimate the market value of the property.

Occupancy

The subject is 100 percent occupied by the property owner and two smaller tenants.

At the request of the client, we have appraised the property assuming a new 15-year lease will be signed between a new ownership entity and the current occupant, Innovative Micro Technology. While we were not provided with a signed lease, the proposed lease terms call for an initial rent of $1.20 per square foot monthly ($14.40 annually) on a triple net basis with CPI escalations every five years. The lease will encumber a portion of Building A and all of Buildings B and D. The total leased area occupied by Innovative Micro Technology is 94,666 square feet. No tenant improvement allowance is provided.

The two smaller tenants have leases written on a triple net basis with rents ranging from $1.02 to $1.43 per square foot monthly ($12.29 to $17.15 annually).

ROBIN HILL BUSINESS PARK

CONTRACT VS. MARKET RENT

					Contract		Market
Unit No.	Tenant	Rentable SF	Start	Expiration	PSF	Total	Total	PSF
A1	OCCAM Networks	31,161	Apr-01	Sep-06	$17.15	$534,511	$504,808	$16.20
A2	Innovative Micro Tech	75,547	Mar-04	Feb-19	14.40	1,087,877	997,220	13.20
B	Innovative Micro Tech	16,285	Mar-04	Feb-19	14.40	234,504	214,962	13.20
C	Narayan dba Temo	3,000	Nov-00	Oct-05	12.29	36,862	36,000	12.00
D	Innovative Micro Tech	2,834	Mar-04	Feb-19	14.40	40,810	34,008	12.00
Totals:		128,827			$15.02	$1,934,563	$1,786,999	$13.87

Goleta, California, United States

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INCOME CAPITALIZATION APPROACH

The two smaller tenants, Occam Networks and Temo, have lease expirations in September 2006 and October 2005, respectively.

Rent Comparables

The following table summarizes rental activity in the subject and competing buildings in the market.

RENT COMPARABLES

	Tenant Name	Lease	Size	Term	Rent/	Rent Steps	Building Size		Office/Lab	Free Rent	PSF Tenant
No.	Property Location	Date	(SF)	(years)	SF	Expense Recoveries	Year Built	Occupancy	Ceiling Height	(Months)	Improvements
1	DuPont Displays	Jan-03	27,744	13	$1.50	Annual CPI	c. 1970	27,744	100%	0	$30.00
	6769 Hollister Avenue					Triple Net		100%	9-12’
	Goleta

2	DuPont Displays	Jan-03	120,000	13	$1.19	Annual CPI	c. 1970	120,000	25%	0	$19.00
	6775 Hollister Avenue					Triple Net		100%	16-18’
	Goleta
3	Somera Capital	May-03	14,855	5	$1.35	Fixed Annual	c. 1970	N/A	100%	0	$5.50
	5638 Hollister Avenue					Triple Net		N/A	9-10’
	Goleta
4	Wyatt Technology	Jun-03	20,000	10	$1.25	Fixed Annual	1961	106,000	75%	0	$30.00
	6300 Hollister Avenue					Triple Net	Ref. 2004	39%	12-16’
	Goleta
5	Frontier Technology	Aug-03	9,700	7	$1.20	Fixed Annual	c. 1980	N/A	100%	0	$15.00
	26 Castilian Drive					Triple Net		N/A	9-10’
	Goleta
6	Linvetec	Sep-03	18,600	5	$1.16	Fixed	c. 1960	18,600	100%	0	$7.53
	749 Ward Drive					Triple Net		100%	9-12’
	Goleta
7	Indigo Systems	Oct-03	86,246	5.5	$1.10	Fixed	1998	86,246	100%	0	$0.00
	70 Castilian Drive					Triple Net		100%	9-10’
	Goleta
8	Surgidev Corp.	Nov-03	29,440	3	$1.00	Fixed	c. 1970	29,440	50%	0	$0.00
	5743 Thornwood Drive					Triple Net		100%	12-16’
	Goleta
9	Asylum Research	Feb-04	21,000	5	$1.30	Fixed Annual	1961	106,000	75%	0	$33.00
	6300 Hollister Avenue					Triple Net	Ref. 2004	39%	12-16’
	Goleta
	Survey Low:		9,700	3	$1.00					0	$0.00
	Survey High:		120,000	13	$1.50					0	$33.00
	Survey Mean:		38,621	7	$1.23					0	$15.56

Conclusion of Market Rent

We have analyzed recent leases negotiated in competitive buildings in the marketplace, which range from $1.00 to $1.50 per square foot monthly, with an average of $1.23. Recovery clauses for the comparable leases typically require the tenant to pay a pro rata share of real estate taxes, insurance and all operating expenses on a triple net basis. Utilities are typically separately metered. Leases generally include annual fixed or CPI rent steps. While rent concessions are not widespread, tenant improvement allowances range from zero to $30.00 per square foot.

All of the comparable rentals are located in Goleta.

Items 1 and 2 combined represent one of the largest leases in Goleta. DuPont Displays agreed to lease connected office and industrial/R&D buildings for a 13-year term. The office lease was signed at a starting rate of $1.50 per square foot and included a $30 per square foot tenant improvement allowance. The adjacent industrial/R&D building lease had a starting rate of $1.19 per square foot with a $19 per square foot allowance. We note that the tenant never moved in and is attempting to sublease the space at similar rental rates. The location along Hollister Avenue is considered generally comparable. Downward adjustments were generally required for the superior quality and construction, as well as the higher clear height and above-standard improvement allowance.

Item 3 represents a May 2003 office lease to Somera Capital within a commercial sector of Goleta. This item at $1.35 per square foot should set the upper end of achievable subject rents.

Items 4 and 9 represent recent leases at 6300 Hollister Avenue in Goleta. As discussed in the Sales Comparison Approach, this building was previously owned by the subject owner. This 106,000 square foot building was constructed in 1961 and at one point included a clean room.

The subject owner sold the project to a developer/investor, Sares Regis in early 2003. Sares Regis gutted the interior, including the clean room, and is refurbishing the project, now known as Hollister Center. A June 2003 lease consists of 20,000 square feet and was signed at a start rate equivalent to the current asking rate of $1.25 per square foot with $30 per square foot in tenant improvements. A recent February 2004 lease was signed at $1.30 per square foot, but included an above-standard tenant improvement allowance of $33 per square foot. Based on the current refurbishing, these items should be adjusted downward for its condition and appeal.

We note that the remaining 65,000 square feet remains vacant; as a result, the listing agent may be entertaining offers as low as $1.00 per square foot, triple net.

Item 5 represents a recent smaller lease to Frontier Technologies on Castilian Drive. This item at $1.20 per square foot monthly on a net basis should be adjusted downward for its smaller size and superior building age, quality and condition.

Item 6 is located southeast of the subject on Ward Drive in Goleta. This building has a relatively small size of 18,600 square feet. This item was rated inferior in its slightly removed location. The building age, quality and condition were generally comparable. Its smaller size was superior to the main subject building. We would expect the primary subject building to command a slightly lower rate than the indicated $1.16 per square foot.

Item 7 was signed recently in October 2003. Indigo Systems leased the former Ericsson building containing 86,246 square feet at $1.10 per square foot. Downward adjustments were required for the building’s newer age and superior condition. However, upward adjustments were required for the project’s lower land-to-building ratio and lack of a tenant improvement allowance.

Item 8 represents the recent November 2003 lease of a metal building near the airport. Based on its removed location and metal construction, this item at $1.00 per square foot should form the lower end of the achievable range.

We have analyzed recent leasing activity at the subject property as well as recent leases negotiated in competitive buildings in the marketplace. Greatest reliance has been placed on leases in the subject project, as well as the local rent comparables. Based upon this data, we have concluded to the following market rent parameters for the subject property.

For the main R&D buildings, we concluded at a market rent of $1.10 per square foot monthly on a triple net basis. We recognize the front leased tenancy is smaller, provides a superior identity and finished office space; we concluded at $1.35 for the front space. Conversely, a lower market rent of $1.00 per square foot was applied to the two rear metal buildings.

MARKET RENT ESTIMATE	R&D	Front Space	Metal Bldgs.
Market Rent Per Square Foot	$13.20	$16.20	$12.00

Contract Rent Increase	Annual CPI	Annual CPI	Annual CPI

Lease Type	Net	Net	Net

Lease Term (years)	5	5	5

The above market rent estimates assume a typical five- to ten-year lease term, and tenant improvements of $10.00 to $20,00, say $15.00 per square foot. Renewal TI’s are estimated at $5.00 per square foot for paint and carpeting. Leasing commissions are five percent of the aggregate rent for new tenants, and 2.5 percent for renewals.

Miscellaneous Revenue

Miscellaneous revenue is generated from a month-to-month lease to Student Transportation of America, Inc. for school bus parking on the rear portion of the site. Based upon the subject lease in place at $2,000 monthly, we have projected miscellaneous revenue at $24,000.

Parking Revenue

Surface parking is typically included in local rental rates. Based upon local market practice and the subject’s historical performance, we have estimated parking revenue at $ .

Expense Reimbursements

Future tenants are assumed to be responsible for their pro rata share of real estate taxes, insurance and operating expenses on a triple net basis. The resulting expense reimbursement is in line with local market practice. First year expense reimbursements are projected at $380,979.

Vacancy and Collection Loss

As discussed in the Market Analysis, the Santa Barbara vacancy rate is currently 7.2 percent. The Goleta submarket displays a vacancy rate of 8.7 percent, higher than typical. The subject is currently 100 percent occupied by the property owner and two smaller tenants. Based upon the subject’s current occupancy, the current vacancy in the market, and our perception of future market vacancy, we have projected a global stabilized vacancy rate of 3.00 percent. Based on the creditworthiness of the tenants at the subject property, we have also projected a collection loss of 2.00 percent. The total vacancy and credit loss is therefore 5.00 percent.

Operating Expenses

We have developed an opinion of the property’s annual operating expenses after reviewing the operating performance of the subject property and similar buildings. We analyzed each item of expense and developed an opinion as to what a typical informed investor would consider normal. Our opinion of year one operating expenses are presented on the following page.

REVENUE AND EXPENSE ANALYSIS

	2001		2002		2003		2004 Budget		C&W Forecast(1)
	Total	Per SF	Total	Per SF	Total	Per SF	Total	Per SF	Total	Per SF
POTENTIAL GROSS REVENUE
Base Rental Revenue	$274,658	$2.13	$511,798	$3.97	$518,378	$4.02	$1,199,973	$9.31	$1,934,563	$15.02
Expense Reimbursement Revenue	42,793	0.33	61,490	0.48	61,490	0.48	61,490	0.48	380,979	2.96
Miscellaneous	0	0.00	0	0.00	0	0.00	0	0.00	24,000	0.19

TOTAL POTENTIAL GROSS REVENUE	$317,451	$2.46	$573,288	$4.45	$579,868	$4.50	$1,261,463	$9.79	$2,339,542	$18.16
Vacancy and Collection Loss	0	0.00	0	0.00	0	0.00	0	0.00	(116,977)	(0.91)
EFFECTIVE GROSS REVENUE	$317,451	N/A	$573,288	N/A	$579,868	N/A	$1,261,463	N/A	$2,222,565	$17.25

OPERATING EXPENSES
Property Taxes	$141,715	$1.10	$104,870	$0.81	$104,239	$0.81	$109,453	$0.85	$211,240	1.64
Insurance	12,630	0.10	18,382	0.14	57,820	0.45	36,491	0.28	38,648	0.30
Common Area Maintenance	36,721	0.29	67,666	0.53	64,959	0.50	68,296	0.53	64,414	0.50
Management	0	0.00	0	0.00	0	0.00	0	0.00	66,677	0.52

TOTAL EXPENSES	$191,066	$1.48	$190,918	$1.48	$227,018	$1.76	$214,240	$1.66	$380,979	$2.96

NET OPERATING INCOME	$126,385	$0.98	$382,370	$2.97	$352,850	$2.74	$1,047,223	$8.13	$1,841,587	$14.30

Management Percent of EGI:	0%		0%		0%		0%		3.0%

(1) Fiscal Year Beginning:			02/01/2004

Conclusion of Operating Expenses

We analyzed each item of expense and developed an opinion of a level of expense we believe a typical investor in a property like this would consider reasonable. We made our projections on a fiscal year basis. Year 1 begins February 1, 2004. Please refer to the following chart for our Year 1 forecast of expenses.

Expense	C&W Forecast	Per SF	Analysis
Property Taxes	$211,240	$1.64

A complete discussion of the taxes is included in the Real Property Taxes and Assessments section of this report. Briefly, we multiplied the value indicated by the Income Approach by the current tax rate.

Insurance	$38,648	$0.30	Insurance costs have been increasing recently. Our estimate is based on operating expense levels at the subject and competing properties.

Common Area Maintenance	$64,414	$0.50	This expense includes the costs of repairs, maintenance, landscaping, common area utilites and security. Historical costs have ranged from $0.29 to $0.53 per square foot.

Management	$66,677	$0.52

Management fees for this type of property typically range from 2 to 4 percent of effective gross income. We have utilized a management fee of 3.0 percent of effective gross income, which we consider to be market oriented.

Total first year operating expenses are estimated at $380,979 equating to $2.96 per square foot.

Income and Expense Pro Forma

The following chart is our opinion of income and expenses for Year 1.

SUMMARY OF REVENUE AND EXPENSES

	02/01/2004	$ /SF
POTENTIAL GROSS REVENUE
Base Rental Revenue	$1,934,563	$15.02
Expense Reimbursement Revenue	380,979	$2.96
Miscellaneous	24,000	0.19

TOTAL POTENTIAL GROSS REVENUE	$2,339,542	$18.16
Vacancy and Collection Loss	(116,977)	(0.91)
EFFECTIVE GROSS REVENUE	$2,222,565	$17.25

OPERATING EXPENSES
Property Taxes	211,240	1.64
Insurance	38,648	0.30
Common Area Maintenance	64,414	0.50
Management	66,677	0.52
TOTAL EXPENSES	$380,979	$2.96

NET OPERATING INCOME	$1,841,587	$14.30

Capitalization Rate Selection

The overall capitalization rates derived from the improved property sales are as follows.

CAPITALIZATION RATE SUMMARY
		Capitalization
No.	Name and Location	Rate
1	6500 Hollister Avenue	8.30%
2	Campus Pointe	9.00%
3	Former IMT	N/A
4	Warner Commerce Center	7.75%
5	6860-6868 Cortona Dr.	11.80%
6	Raytheon	8.90%
7	Yardi Systems	8.20%

Low	7.75%
High	11.80%
Median	8.60%
Average	8.99%
Sample Size	6

The above capitalization rates range from 7.75 percent to 11.80 percent, and average 8.99 percent. Capitalization rates have continued to decline.

We gave emphasis to Item 6, the Raytheon Building. This local R&D building is of similar age, quality and condition to the subject. Raytheon recently renewed its lease for five years. The indicated capitalization rate was 8.9 percent.

Item 7 represents a new build-to-suit for Yardi Systems. The capitalization rate of 8.2 percent was based on pro forma income. We note this new project is superior to the subject building.

In addition, we have considered Investor Surveys published by Korpacz and Cushman & Wakefield, Inc. for competitive office/R&D properties.

Survey	Date	Going-In Cap Rate Range	Going-In Cap Rate Average
Korpacz	Fourth Quarter 2003	7.5% -11.0%	9.19%
C&W Real Estate Outlook	Spring/Summer 2003	9.8% -9.8%	9.8%
Korpacz — Refers to national flex/R&D market regardless of class or occupancy
C&W — Refers to national Class B leased other industrial/manufacturing market

Our observations and analysis suggest that a going-in capitalization rate of 9.00 percent represents reasonable investor criteria under current market conditions. This capitalization rate considers the older building age, current market conditions, and slightly above-market rent, as well as the barriers to new competing supply.

Income Capitalization Approach Conclusion

In the Direct Capitalization Method, we developed an opinion of market value by dividing year 1 net operating income by a 9.00 percent overall capitalization rate. Our conclusion via the Income Capitalization Approach is as follows:

Direct Capitalization Method

NET OPERATING INCOME	$1,841,587	$14.30

Sensitivity Analysis (0.50% OAR Spread)	Value	$	/SF NRA
Based on Low-Range of 8.50%	$21,665,724		$168.18
Based on Most Probable Range of 9.00%	$20,462,072		$158.83
Based on High-Range of 9.50%	$19,385,121		$150.47
Reconciled Value	$20,462,072		$158.83
Rounded to nearest $100,000	$20,500,000		$159.13

RECONCILIATION AND FINAL VALUE OPINION

Valuation Methodology Review and Reconciliation

This appraisal employs all three typical approaches to value: the Cost Approach, the Sales Comparison Approach and the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that all approaches would be considered meaningful and applicable in developing a credible value conclusion.

The approaches indicated the following:

Cost Approach:	$19,200,000
Sales Comparison Approach:	$19,300,000
Income Capitalization Approach:	$20,500,000

Investors typically place the least weight upon the Cost Approach.

We have given weight to both the Sales Comparison and Income Capitalization approaches because this thought process mirrors the methodology used by purchasers of this property type. While the subject property is leased, owner-users are significant market participants in this property type.

Based on our Complete Appraisal as defined by the Uniform Standards of Professional Appraisal Practice, we have developed an opinion that the “As Is” market value of the leased fee estate of the referenced property, subject to the assumptions, limiting conditions, certifications, and definitions, on February 2, 2004 was as follows:

TWENTY MILLION DOLLARS

$20,000,000

INSURABLE VALUE

Insurable Value is directly related to the portion of the real estate which is covered under the asset’s insurance policy. We have based this opinion on the building’s replacement cost new (RCN) which has no direct correlation with its actual market value.

The replacement cost new is the total construction cost of a new building built using modern technology, materials, standards and design, but built to the same specifications of and with the same utility as the building being appraised. For insurance purposes, replacement cost new includes all direct costs necessary to construct the building improvements. Items which are not considered include land value, site improvements, indirect costs, accrued depreciation and entrepreneurial profit. To develop an opinion of insurable value, exclusions for below-grade foundations and architectural fees must be deducted from replacement cost new.

We developed an opinion of replacement cost new by using the Calculator Cost Method developed by Marshall Valuation Service, a nationally recognized cost estimating company which estimates construction costs for all types of improvements. Marshall Valuation Service revises its cost factors monthly and adjusts them to reflect regional and local cost variations.

INSURABLE VALUE

Replacement Cost New (RCN)	GBA (SF)	$ /GBA	Sub-Total
Building Improvements
Primary Buildings	122,993	$44.96	$5,529,765
Sprinklers	122,993	1.25	153,741
Clean Room	30,000	850.68	25,520,533
Metal Buildings	5,834	41.40	241,528
Subtotal	128,827	$244.09	$31,445,567
Multipliers
Building Height		1.000
Perimeter		0.900
Current Cost		1.040
Local		1.140
Product of Multipliers			x 1.067
Adjusted Base Building Cost			$33,553,678
Less: Insurance Exclusions
Foundations Below Grade		-5.00%
Piping Below Grade (Negligible)		0.00%
Architect Fees		-5.00%
Total Insurance Exclusion Adjustment		-10.00%	$(3,355,368)

Insurable Value			$30,198,310
Rounded to nearest $10,000			$30,200,000

Source: Marshall Valuation Service	Section: 14	Quality:	Average
	Page: 16	Class:	C, S
	Date: 2/02	Type:	Industrial, Engineering (R&D Buildings)

ASSUMPTIONS AND LIMITING CONDITIONS

“Appraisal” means the appraisal report and opinion of value stated therein, to which these Assumptions and Limiting Conditions are annexed.

“Property” means the subject of the Appraisal.

“C&W” means Cushman & Wakefield, Inc. or its subsidiary, which issued the Appraisal.

“Appraiser(s)” means the employee(s) of C&W who prepared and signed the Appraisal.

The Appraisal has been made subject to the following assumptions and limiting conditions:

1.               No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters, which are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.

2.               The information contained in the Appraisal or upon which the Appraisal is based has been gathered from sources the Appraiser assumes to be reliable and accurate. Some of such information may have been provided by the owner of the Property. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters. Any authorized user of the Appraisal is obligated to bring to the attention of C&W any inaccuracies or errors that it believes are contained in the Appraisal.

3.               The opinion of value is only as of the date stated in the Appraisal. Changes since that date in external and market factors or in the Property itself can significantly affect property value.

4.               The Appraisal is to be used in whole and not in part. No part of the Appraisal shall be used in conjunction with any other appraisal. Publication of the Appraisal or any portion thereof without the prior written consent of C&W is prohibited. Reference to the Appraisal Institute or to the MAI designation is prohibited. Except as may be otherwise stated in the letter of engagement, the Appraisal may not be used by any person other than the party to whom it is addressed or for purposes other than that for which it was prepared. No part of the Appraisal shall be conveyed to the public through advertising, or used in any sales or promotional or offering or SEC material without C&W’s prior written consent.

Any authorized user of this Appraisal who provides a copy of this Appraisal to, or permits reliance thereon by, any person or entity not authorized by C&W in writing to use or rely thereon, hereby agrees to indemnify and hold C&W, its affiliates and their respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorneys’ fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the Appraisal by any such unauthorized person or entity.

5.               Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

6.               The Appraisal assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws, unless noncompliance is stated, defined and considered in the Appraisal; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value estimate contained in the Appraisal is based.

7.               The physical condition of the improvements considered by the Appraisal is based on visual inspection by the Appraiser or other person identified in the Appraisal. C&W assumes no responsibility for the soundness of structural members nor for the condition of mechanical equipment, plumbing or electrical components.

8.               The projected potential gross income referred to in the Appraisal may be based on lease summaries provided by the owner or third parties. The Appraiser assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.

9.               The projections of income and expenses are not predictions of the future. Rather, they are the Appraiser’s best opinions of current market thinking on future income and expenses. The Appraiser and C&W make no warranty or representation that these projections will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser’s task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Appraisal, envisages for the future in terms of rental rates, expenses, supply and demand.

10.         Unless otherwise stated in the Appraisal, the existence of potentially hazardous or toxic materials, which may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.

11.         Unless otherwise stated in the Appraisal, compliance with the requirements of the Americans with Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the Property. C&W recommends that an expert in this field be employed.

12.         If the Appraisal is submitted to a lender or investor with the prior approval of C&W, such party should consider this Appraisal as only one factor together with its independent investment considerations and underwriting criteria, in its overall investment decision. Such lender or investor is specifically cautioned to understand all Extraordinary Assumptions and Hypothetical Conditions and the Assumptions and Limiting Conditions incorporated in this Appraisal.

13.         In the event of a claim against C&W or its affiliates or their respective officers or employees or the Appraisers in connection with or in any way relating to relative to the Appraisal or this engagement, the maximum damages recoverable shall be the amount of the monies actually collected by C&W or its affiliates for this Appraisal and under no circumstances shall any claim for consequential damages be made.

Extraordinary Assumptions

An extraordinary assumption is defined as “an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property or about conditions external to the property, such as market conditions or trends, or the integrity of data used in an analysis” (USPAP).

The majority of the subject property is currently occupied by the owner, Innovative Micro Technology (IMT). At the request of the client, this appraisal assumes a new 15-year lease is signed by a new ownership entity and the current occupant, IMT, at a rental rate of $14.40 per square foot annually on a triple net basis.

The building areas were provided by the rent roll and leases. We were not provided with building plans.

The property has a history of manufacturing uses. We did not review an environmental site assessment. For purposes of this appraisal, we have assumed soils and groundwater are free of contamination.

Hypothetical Conditions

A hypothetical condition is defined as “that which is contrary to what exists, but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property or about conditions external to the property, such as market conditions or trends, or the integrity of data used in an analysis” (USPAP).

This appraisal employs no hypothetical conditions.

CERTIFICATION OF APPRAISAL

We certify that, to the best of our knowledge and belief:

1.               The statements of fact contained in this report are true and correct.

2.               The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.

3.               We have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.

4.               We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5.               Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6.               Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7.               Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

8.               Craig D. Tilson, MAI made a personal inspection of the property that is the subject of this report.

9.               No one provided significant real property appraisal assistance to the persons signing this report.

10.         The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

11.         As of the date of this report, Appraisal Institute continuing education for Craig D. Tilson, MAI is current.

/s/ Craig D. Tilson, MAI
Craig D. Tilson, MAI
Associate Director
California Certified General Appraiser
License No. AG003733

ADDENDA

Addenda Contents

ADDENDUM A:	Comparable Photographs
ADDENDUM B:	Qualifications of the Appraiser

COMPARABLE PHOTOGRAPHS

Sale No. 1

Sale No. 3

Sale No. 4

Sale No. 5

Sale No. 6

Sale No. 7

Rental Nos. 1, 2

Rental No. 3

Rental Nos. 4, 9

Rental No. 5

Rental No. 6

Rental No. 7

Rental No. 8

QUALIFICATIONS OF CRAIG D. TILSON, MAI

Professional Affiliations

•                  The Appraisal Institute, Designated member (MAI Designation No. 11014)

•                  State of California, Certified General Real Estate Appraiser (No. AG003733)

Real Estate Experience

Associate Director

Cushman & Wakefield of California, Inc., Valuation Services

1994 to present

Craig Tilson has over 20 years of real estate experience, specializing in appraisal and consultation.

Experience includes the appraisal of major office buildings, high-tech facilities, shopping centers, hotels, industrial facilities, residential income properties, residential condominiums, residential tracts, vacant land, and special purpose properties.

Valuation techniques employed include discounted cash flow and statistical analyses. Specialty services include portfolio valuations.

Senior Appraiser

Cushman & Wakefield of California, Inc.

1991 to 1994

Analyst

Lea Associates, Inc., Los Angeles, California

1983 to 1991

Experience includes the appraisal of shopping centers, hotels, industrial facilities, residential income properties, residential condominiums, residential tracts, vacant land, special purpose properties, leasehold/leased fee interests, easements, partial takings including severance damages and special benefits.

Court Testimony

Qualified as an expert witness before the Los Angeles County Superior Court in matters pertaining to the valuation of real estate.

Education

Master of Business Administration, 1989

University of Southern California

Finance/Urban Land Economics

Bachelor of Arts, 1983

University of California, Los Angeles

Psychology

Appraisal Institute Courses:

Real Estate Appraisal Principles

Basic Valuation Procedures

Capitalization Theory and Techniques, Parts A and B

Case Studies in Real Estate Valuation

Valuation Analysis and Report Writing

Standards of Professional Practice, Parts A, B and C